08003799

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Arisawa Mfg. Co. Ltd.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 17 2008
THOMSON REUTERS

FILE NO. 82- 04620 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 7/16/08

Closing Announcement of Fiscal Year Ending March 31, 2008

April 25, 2008

Name of Listed Company:	Arisawa Mfg. Co., Ltd.	Listed on the 1st Section of Tokyo Stock Exchange		
Code No.:	5208	(URL http://www.arisawa.co.jp/)		
Representative:	President and CEO:	Sanji Arisawa		
Contact Person:	Director & Managing Operating Officer:	Tetsuro Iizuka	TEL: (025) 524-7101	
Scheduled Date of Holding Annual General Meeting of Shareholders:	June 27, 2008	Scheduled Date of Commencement of Dividend Payment:	June 30, 2008	
Scheduled Date of Submitting Financial Report:	June 30, 2008			

ARIS
3-31-08

1. Consolidated Results for Fiscal Year Ending March 31, 2008 (From April 1, 2007 to March 31, 2008)

(1) Consolidated Operating Results

(Indicated by rounding off an amount less than 1 million yen)
(% indication shows the increase or decrease rate from the previous year)

	Sales		Operating profit		Ordinary profit		Net profit	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
Fiscal Year Ending March 31, 2008	40,697	Δ4.6	2,312	Δ15.7	2,827	Δ21.0	1,119	Δ49.4
Fiscal Year Ending March 31, 2007	42,652	Δ4.7	2,743	Δ28.3	3,580	Δ32.7	2,213	Δ43.1

	Net profit per share	Fully diluted net profit per share	ROE	Ordinary profit ratio of total assets	Operating profit ratio of sales
	(Yen, Sen)	(Yen, Sen)	%	%	%
Fiscal Year Ending March 31, 2008	31.98	31.95	2.6	5.2	5.7
Fiscal Year Ending March 31, 2007	62.83	62.75	5.1	6.5	6.5

(Reference) Equity method investment income: Fiscal Year Ending March 31, 2008: 526 million yen,
Fiscal Year Ending March 31, 2007: 704 million yen

(2) Consolidated Financial Condition

	Total assets	Net asset	Net worth ratio	Net asset per share
	(million yen)	(million yen)	%	(Yen, Sen)
Fiscal Year Ending March 31, 2008	55,248	42,847	77.4	1,221.91
Fiscal Year Ending March 31, 2007	53,443	43,117	80.6	1,231.45

(3) Status of Consolidated Cash Flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financing activities	Cash and cash equivalents at end of year
	(million yen)	(million yen)	(million yen)	(million yen)
Fiscal Year Ending March 31, 2008	5,074	Δ3,165	Δ1,009	4,856
Fiscal Year Ending March 31, 2007	2,618	Δ1,971	Δ1,907	4,057

2. Status of Dividend

	Dividend per share			Total dividends (annual)	Dividend payout ratio (consolidated)	Ratio of dividends to net assets (consolidated)
	Interim	End of year	Annual			
	(Yen, Sen)	(Yen, Sen)	(Yen, Sen)	(million yen)	%	%
Fiscal Year Ending March 31, 2007	---	26.00	26.00	909	41.4	2.1
Fiscal Year Ending March 31, 2008	---	18.00	18.00	629	56.3	1.5
Fiscal Year Ending March 31, 2009 (Forecast)	---	13.00	13.00		30.3	

3. Expected Consolidated Results for Fiscal Year Ending March 31, 2009
(From April 1, 2008 to March 31, 2009)

(% indication shows the increase or decrease rate from the previous year for full-year and from the same quarter of previous year for the 2nd quarter consolidated aggregate period)

	Sales		Operating profit		Ordinary profit		Net profit		Net profit per share
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%	(Yen, Sen)
2nd quarter consolidated aggregate period	20,300	1.8	1,050	Δ12.0	1,250	Δ24.8	700	Δ30.8	20.00
Full year	41,800	2.7	2,200	Δ4.9	2,550	Δ9.8	1,500	34.0	42.87

4. Others

(1) Changes in material subsidiaries during the year (changes in specific subsidiaries accompanying the changes in the scope of consolidation): None

(2) Changes in principles, procedures and representation method of accounting related to preparation of consolidated financial statements (the matters to be described in the Changes in Substantial Underlying Matters for Preparation of Consolidated Financial Statements)

1) Changes in connection with the amendment of accounting standards, etc.: None

2) Changes other than those set forth in 1): Yes

Note: For details, refer to "Substantial Underlying Matters for Preparation of Consolidated Financial Statements" on page 17.

(3) Number of outstanding shares (common stocks)

1) Number of outstanding shares at the end of year (including treasury stocks):
Fiscal Year Ending March 31, 2008: 36,549,629 shares,
Fiscal Year Ending March 31, 2007: 36,547,029 shares

2) Number of treasury stocks at the end of year:
Fiscal Year Ending March 31, 2008: 1,557,505 shares,
Fiscal Year Ending March 31, 2007: 1,556,189 shares

Note: For the number of shares constituting the base of calculation of net profit (consolidation) per share, refer to "Per Share Information" on page 43.

(Reference) Overview of Individual Business Results

1. Individual Results for Fiscal Year Ending March 31, 2008 (From April 1, 2007 to March 31, 2008)

(1) Individual Operating Results

	Sales		Operating profit		Ordinary profit		Net profit	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
Fiscal Year Ending March 31, 2008	37,717	Δ4.9	1,517	Δ14.3	1,961	Δ25.8	565	Δ67.8
Fiscal Year Ending March 31, 2007	39,672	Δ4.9	1,770	Δ40.6	2,644	Δ28.1	1,756	Δ27.4

	Net profit per share	Fully diluted net profit per share
	(Yen, Sen)	(Yen, Sen)
Fiscal Year Ending March 31, 2008	16.17	16.15
Fiscal Year Ending March 31, 2007	49.86	49.80

(2) Individual Financial Condition

	Total assets	Net asset	Net worth ratio	Net asset per share
	(million yen)	(million yen)	%	(Yen, Sen)
Fiscal Year Ending March 31, 2008	43,289	32,341	74.5	921.69
Fiscal Year Ending March 31, 2007	42,102	33,094	78.5	945.02

2. Expected Individual Results for Fiscal Year Ending March 31, 2009 (From April 1, 2008 to March 31, 2009)

(% indication shows the increase or decrease rate from the previous year for full-year and the same quarter of previous year for the 2nd quarter aggregate period)

	Sales		Operating profit		Ordinary profit		Net profit		Net profit per share
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%	(Yen, Sen)
2nd quarter aggregate period	18,400	Δ1.4	650	Δ15.2	1,050	Δ12.8	650	Δ1.1	18.58
Full year	38,100	1.0	1,400	Δ7.7	1,850	Δ5.7	1,100	94.4	31.44

* The above projections were made based on available information as of the date of announcement, while future results may differ due to various factors.

1. Business Results

(1) Analysis for business results

1) General conditions of the current consolidated fiscal year

Economic conditions in the current consolidated fiscal year have progressed on a gradual recovery trajectory due to improvements in corporate business results and an increase in capital investment, but due to the deterioration in the US economy triggered by sub-prime loan problems and turmoil in the financial and currency exchange markets, the sense of uncertainty has grown.

In the related industries of the Company, in addition to more intensified competition over digital products, including mobile phones and large screen TVs, etc., as a result of a price hike in materials due to soaring crude oil prices, the business environment grew more severe.

Under such circumstances, our Group has concentrated business resources in the electronic materials field with the aim of increasing sales, but due to a decrease in the sales of Fresnel lenses, sales for the current consolidated fiscal year were ¥40,697 million, a decrease of 4.6% from the previous year. Also due to the decrease in selling prices in connection with tougher competition and an increase in material prices, operating profit decreased by 15.7% from the previous year to ¥2,312 million and ordinary profit decreased by 21.0% from the previous year to ¥2,827 million. Current net profit decreased by 49.4% from the previous year to ¥1,119 million due to the accrual of extraordinary losses from retirement of production facilities and inventories as a result of withdrawal from manufacturing and selling of Fresnel lenses for rear-projection TVs.

(Reference) Net Sales by Field (Non-consolidation)

(Unit: Indicated by rounding down less than one million yen)

	Year ended March 31, 2007		Year ended March 31, 2008		Rate of increase or decrease against the previous year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	24,626	62.1%	25,682	68.1%	4.3%
Display materials	7,137	18.0%	4,809	12.8%	Δ32.6%
Electric insulation materials	3,399	8.6%	3,148	8.3%	Δ7.4%
Industrial application structural materials	3,077	7.7%	3,279	8.7%	6.6%
Related products	1,433	3.6%	799	2.1%	Δ44.2%
Total	39,672	100.0%	37,717	100.0%	Δ4.9%

2) Forecast for the Next Consolidated Fiscal Year

In related industries of the Company, we expect severe conditions will continue as competition intensifies. Under such circumstances, we expect sales of ¥41,800 million (an increase of 2.7% from the previous year), operating profit of ¥2,200 million (a decrease of 4.9% from the previous year), ordinary profit of ¥2,550 million (a decrease of 9.8% from the previous year) and current net profit of ¥1,500 million (an increase of 34.0% from the previous year) for consolidated results for the year ending March 31, 2009.

(2) Analysis of Financial Conditions

1) Status of Assets, Liabilities and Net Assets

Assets increased by ¥1,804 million from the end of the previous consolidated fiscal year to ¥55,248 million. This was due to an increase in inventories of ¥839 million and an increase in trade notes and accounts receivable of ¥543 million, etc.

Liabilities increased by ¥2,075 million from the end of the previous consolidated fiscal year to ¥12,401 million. This was mainly due to the increase in trade notes and accounts payable of ¥1,655 million.

Net assets decreased by ¥270 million from the end of the previous consolidated fiscal year to ¥42,847 million. Net worth ratio decreased by 3.2 points from the end of the previous consolidated fiscal year to 77.4%.

2) Status of Cash flow

Cash and cash equivalents at the end of current consolidated fiscal year increased by ¥798 million from the end of the previous consolidated fiscal year to ¥4,856 million. The status of each cash flow and their factors are as follows.

(Cash Flow from Operating Activities)

Due to an increase in trades payable, etc., cash inflow was ¥5,074 million, an increase of ¥2,456 million from the previous consolidated fiscal year.

(Cash Flow from Investment Activities)

Due to an increase in acquisition of tangible fixed assets, etc., cash outflow increased by ¥1,193 million from the previous consolidated fiscal year.

(Cash Flow from Financing Activities)

Due to a decrease in expenditure for acquisition of treasury stocks, etc., cash outflow decreased by ¥897 million from the previous consolidated fiscal year.

3) Transitions of Cash Flow related Index

	Year ended March 31, 2006		Year ended March 31, 2007		Year ended March 31, 2008	
	Interim	End of Year	Interim	End of Year	Interim	End of Year
Net worth ratio (%)	73.8	76.1	71.9	80.6	76.7	77.4
Net worth ratio on a basis of market price (%)	141.7	164.2	85.5	81.2	62.8	49.1
Ratio of cash flow to interest bearing debt (year)	0.1	0.0	0.1	0.1	0.1	0.1
Interest coverage ratio (times)	1,593.3	2,087.1	3,171.4	1,636.5	2,475.6	1,330.2

Net worth ratio: (Total net assets - New share subscription rights - Minority interests) / Total assets
Net worth ratio on a basis of market price: Total market value of shares/ Total assets
Ratio of cash flow to interest bearing debt: Interest bearing debts / Cash flow from operating activities
Interest coverage ratio: Cash flow from operating activities / Interest paid

Notes:
1. *Each index is calculated by the financial figures on a consolidated basis.*
2. *Total market value of shares is calculated based on the number of outstanding shares, excluding treasury stocks.*
3. *Cash flow from operation activities is used for cash flow.*
4. *Interest bearing debts cover all the debts that paid interest out of debts appropriated on the consolidated balance sheet.*

(3) Basic Policy for Profit Distribution and Dividends for Current and Next Years

Regarding the dividend policy of the Company, profit returns to all shareholders are a top priority of management. We will continue profit distribution coupled with consolidated results and pay out dividends aiming at a dividend payout ratio of 25% to the current consolidated net profit, taking into consideration performance and financial requirements. With respect to internal reserves, the Company will appropriate capital for research and development and capital investment for business expansion, etc., in order to increase profits for our shareholders in the future. In this regard, the dividend for the current year is expected to be ¥18 per share. For the fiscal year ending March 31, 2009, ¥13 per share is expected.

(4) Business Risks

With respect to the contents stated in the business results and financial conditions, the matters that might significantly affect the judgment of investors seem to be as follows.

a) Regarding fluctuations in demand for products

Major users of the products manufactured and sold by our group are consumer electronic appliance manufacturers, electronic components manufacturers and industrial electronic appliance manufacturers and the fluctuations in demand for consumer electronic appliances affected the business results of our group.

b) Regarding dependence on particular products

Net sales of our group largely depend on the field of electronic materials. If sales in the field decrease, it might affect the business results of our group.

c) Development of New Business

Our Group intends to start up several new businesses, but this might affect business results depending on the progress.

d) Regarding procurement of raw materials

For the raw materials our group purchases, an upward trend in purchase prices has been observed due to soaring crude oil prices. If the purchase prices of raw materials rise considerably, it might affect the business results of our group.

e) Regarding the impact of disasters

Many of our production bases are concentrated in Joetsu-shi, Niigata Prefecture. In the event of an earthquake and other disasters, it might affect the business results of our group due to interruption of production activities, etc.

2. Present Conditions of Business Group

Our Group is comprised of the Company, 10 subsidiaries and 7 affiliated companies. The Group manufactures and sells electronic materials, display materials, electric insulation materials, and industrial application structural materials. It is also developing business activities, including sales and distribution of goods related to each business and sales of other services and sporting goods.

In this regard, as segment information by business category is not described, it is described by business segment.

(1) Manufacture and Sales of Industrial Materials, etc.

1) Electronic materials

The Company carries out manufacture and sales of base materials for flexible and rigid printed-wiring boards, etc., to be used as electronic materials and Arisawa Fiber Glass Co., Ltd., one of our subsidiaries conducts manufacture of glass cloth for printed-wiring boards. ARISAWA MANUFACTURING (DALIAN) CO., LTD., one of our subsidiaries, also performs the post-processing of materials for flexible printed-wiring boards and an affiliated company, TAIFLEX Scientific Co., Ltd. also manufactures and sells the products.

2) Display Materials

The Company manufactures and sells Fresnel lenses, anti-reflection films and 3D display filters for projection TVs, etc., used for display materials, Colorlink Japan Co., Ltd., a subsidiary, manufactures and sells special optical films and Asuna Co., Ltd., a subsidiary, sells 3D display equipment. Among affiliated companies, Polatechno Co., Ltd. manufactures and sells polarizing plates for liquid crystal displays, etc., DDD Group plc develops and sells 3D contents and hardware and Innovision FlexTech Corp. develops and sells plastic LCDs and screens, etc.

3) Electric Insulation Materials

Arisawa Fiber Glass Co., Ltd., a subsidiary, manufactures glass cloth tapes used as electric insulation materials and the Company sells these while other subsidiary, Arisawa Sogyo Co., Ltd. and an affiliated company, Tochio Nakajin Shosen, Ltd. manufacture these products.

The Company manufactures and sells pre-preg for electric insulation and Arisawa Jushi Kogyo Co., Ltd., one of our subsidiaries also carries out manufacturing.

4) Industrial application structural materials

While the Company manufactures and sells FW molded products used as industrial application structural materials, and honeycomb panels and pre-preg, etc., for aircraft, Arisawa Sogyo Co., Ltd., a subsidiary, and, Shinano Co., Ltd., an affiliated company, manufacture drawing molded products and FRP ski sheets, etc.

5) Others

Related products set forth in 3) and 4) in the above are sold by the Company and also by Arisawa Kenpan Co., Ltd., a subsidiary.

(2) Other Businesses

Eagle Co., Ltd., a subsidiary, operates a driving range, and Shinano Co., Ltd., an affiliated company, sells sporting goods.

The above matters shall be shown by a business activities diagram as follows.

(Business Activities Diagram)


Electronic materials
TAIFLEX Scientific Co., Ltd.
ARISAWA MANUFACTURING (DALIAN) CO.,LTD.
Arisawa Fiber Glass Co., Ltd.
Electric insulation materials
Arisawa Jushi Kogyo Co., Ltd.
Tochio Nakajin Shosen, Ltd.
Arisawa Sogyo Co., Ltd.
Industrial application structural materials
Ryoyu Kogyo Co., Ltd.
Arisawa Mfg. Co., Ltd. (Manufacture and sales)
Polatechno Co., Ltd.
DDD Group plc
Colorlink Japan Co., Ltd.
Innovision FlexTech Corporation
Asuna Co., Ltd.
Display materials
Arisawa Kenpan Co., Ltd.
Other industrial materials
Eagle Co., Ltd.
Shinano Co., Ltd.
NB Optic, Co., Ltd.
Other businesses
Transactions of products, etc.
Other Businesses
Consolidated subsidiary
Non-consolidated subsidiary
Affiliated company for which equity method has been applied
Affiliated company for which equity method has not been applied

Note: 1. Shinano Co., Ltd. manufactures and sells industrial materials (industrial application structural materials) in addition to Other businesses.

3. Corporate Policy

(1) Corporate Basic Policy

The Company has implemented the following corporate policies, based on the philosophy of "Creation, Innovation and Challenge."

I. To prioritize safety and quality as our objectives, and target zero-accidents and zero-claims.

II. To create new businesses and markets.

III. To enhance corporate profitability.

Based on its corporate policy, the Company aims to create corporate value and increase shareholder value through improvements in customer satisfaction levels, increased speed in new product development and enhancement of profitability by thorough cost reductions.

(2) Target Management Index

Our target management index is set out for the mid and long-term as follows: new product sales ratio will exceed 50%, operating profit ratio will exceed 8% and ROA will exceed 5%.

(3) Mid and Long-Term Corporate Strategy

We will strive to raise profit levels by strengthening the competitiveness of existing products as well as address the development of new products for building the foundations of new businesses.

1) For the electronics materials field, we will improve profit through an increase in sales by a quicker release in the market of products with high added value than competitors and by thorough cost reductions.
2) For the display materials field, we will concentrate business resources on 3D products as an alternative core product of Fresnel lenses to expand business.
3) For industrial application structural materials, we will place focus on materials for aircraft, which can expect a continuation of robust demand to expand sales.

(4) Tasks to be Tackled by the Company

Our Group is promoting the following as our tasks to be tackled in order to achieve the aforementioned management strategy earlier and more securely.

1) To concentrate business resources in the electronic materials field and accelerate development of differentiated products to increase net sales as well as aim at early development of our next core products in the display materials field.
2) To promote proactive technical tie-ups to attempt early start of developed products.
3) To strongly promote the Arisawa Production System to realize thorough cost reductions.

Consolidated Financial Statement

(1) Consolidated Balance Sheet

Item	Note	Previous consolidated fiscal year (As of March 31, 2007) Amount (Thousands of yen)		Com-position ratio (%)	Current consolidated fiscal year (As of March 31, 2008) Amount (Thousands of yen)		Com-position ratio (%)	Increase or decrease against the previous year (Thousands of yen)
(Assets)								
I. Current Assets								
1. Cash and deposits			5,342,698			5,871,007		
2. Trade notes & accounts receivable	*5		9,684,694			10,228,577		
3. Inventories			6,331,117			7,170,319		
4. Deferred tax assets			334,039			227,225		
5. Others			1,037,046			956,279		
Allowance for doubtful accounts			Δ50,899			Δ68,900		
Total Current Assets			22,678,696	42.5		24,384,509	44.1	1,705,813
II. Fixed Assets								
1. Tangible fixed assets								
(1) Buildings & structures	*2	15,105,829			15,957,604			
Accumulated depreciation		7,911,530	7,194,298		8,420,510	7,537,094		
(2) Machinery, equipment and delivery equipment	*2	21,879,236			21,810,723			
Accumulated depreciation		15,341,251	6,537,985		15,997,379	5,813,344		
(3) Tools and fixture	*2	1,612,639			1,659,853			
Accumulated depreciation		1,333,309	279,330		1,415,642	244,210		
(4) Land	*2		1,551,385			1,551,385		
(5) Construction in progress			589,153			915,280		
Total Tangible Fixed Assets			16,152,152	30.2		16,061,314	29.1	Δ90,837
2. Intangible fixed assets			124,258	0.2		207,782	0.4	83,523
3. Investments and other assets								
(1) Investment securities	*1		14,027,999			13,947,008		
(2) Long-term loans			465,793			294,898		
(3) Deferred tax assets			48,990			430,741		
(4) Others			203,408			184,545		
Allowance for doubtful accounts			Δ257,897			Δ262,489		
Total Investment and Other Assets			14,488,294	27.1		14,594,705	26.4	106,410
Total Fixed Assets			30,764,705	57.5		30,863,802	55.9	99,096
Total Assets			53,443,401	100.0		55,248,312	100.0	1,804,910

Item	Note	Previous consolidated fiscal year (As of March 31, 2007) Amount (Thousands of yen)	Com-position ratio (%)	Current consolidated fiscal year (As of March 31, 2008) Amount (Thousands of yen)	Com-position ratio (%)	Increase or decrease against the previous year (Thousands of yen)
(Liabilities)						
I. Current Liabilities						
1. Trade notes & accounts payable	*5	7,160,219		8,815,516		
2. Short-term borrowings	*2 *4	190,000		390,000		
3. Corporate income taxes, etc. payable		379,249		135,216		
4. Reserve for bonuses		458,207		572,749		
5. Reserve for officers' bonuses		11,551		8,549		
6. Others	*5	1,586,428		2,317,687		
Total Current Liabilities		9,785,656	18.3	12,239,718	22.1	2,454,062
II. Fixed Liabilities						
1. Deferred tax liabilities		425,817		101,892		
2. Reserve for retirement allowance		37,309		27,773		
3. Others		77,331		31,903		
Total Fixed Liabilities		540,458	1.0	161,569	0.3	Δ378,889
Total Liabilities		10,326,114	19.3	12,401,288	22.4	2,075,173
(Net Assets)						
I. Shareholders' Equity						
1. Capital		7,117,251	13.3	7,117,253	12.9	2
2. Capital surplus		6,229,282	11.7	6,229,282	11.3	---
3. Earned surplus		31,916,775	59.7	32,126,042	58.1	209,267
4. Treasury stock		Δ3,210,282	Δ6.0	Δ3,211,749	Δ5.8	Δ1,467
Total Shareholders' Equity		42,053,026	78.7	42,260,829	76.5	207,802
II. Valuation and Translation Difference, etc.						
1. Other revaluation balance of securities		921,409	1.7	434,965	0.8	Δ486,444
2. Exchange conversion adjustment settlement		114,913	0.2	61,604	0.1	Δ53,308
Total valuation and translation difference, etc.		1,036,322	1.9	496,569	0.9	Δ539,752
III. New Share Subscription Rights		27,937	0.1	89,625	0.2	61,687
Total Net Assets		43,117,286	80.7	42,847,024	77.6	Δ270,262
Total Liabilities and Net Assets		53,443,401	100.0	55,248,312	100.0	1,804,910

(2) Consolidated Profit and Loss Statement

Item	Note	Previous consolidated fiscal year (From April 1, 2006 to March 31, 2007) Amount (Thousands of yen)		Ratio (%)	Current consolidated fiscal year (From April 1, 2007 to March 31, 2008) Amount (Thousands of yen)		Ratio (%)	Increase or decrease against the previous year (Thousands of yen)
I. Sales			42,652,842	100.0		40,697,045	100.0	Δ1,955,796
II. Cost of Goods Sold	*1 *2		36,655,113	85.9		35,149,177	86.4	Δ1,505,935
Gross Profit on Sales			5,997,728	14.1		5,547,867	13.6	Δ449,861
III. Selling, General & Admin. Expenses	*1							
1. Freight and packaging cost		676,979			713,724			
2. Wage allowances		739,903			749,475			
3. Transfer to reserve for bonus		94,495			119,293			
4. Transfer to reserve for officers' bonuses		11,551			8,549			
5. Transfer to reserve for retirement allowance		42,620			40,425			
6. Transfer to allowance for doubtful accounts		5,701			9,284			
7. Others		1,682,865	3,254,116	7.6	1,594,931	3,235,683	7.9	Δ18,433
Operating profit			2,743,612	6.5		2,312,184	5.7	Δ431,428
IV. Non-operating Income								
1. Interest received		26,155			31,971			
2. Dividend received		33,578			37,994			
3. Investment profit by equity method		704,296			526,420			
4. Rent income		90,662			80,679			
5. Profit from sale of goods		---			105,184			
6. Others		242,573	1,097,265	2.6	128,588	910,839	2.2	Δ186,426
V. Non-operating Expenses								
1. Interest paid		1,614			3,827			
2. Loss on retirement of inventories		28,116			---			
3. Loss of investment association		45,290			---			
4. Loss on sale of accounts receivable		26,763			---			
5. Rent expense		40,472			---			
6. Transfer to allowance for doubtful accounts		85,204			7,438			
7. Exchange loss		---			217,270			
8. Others		32,484	259,947	0.6	167,232	395,768	1.0	135,821
Ordinary Profit			3,580,931	8.5		2,827,254	6.9	Δ753,676

Item	Note	Previous consolidated fiscal year (From April 1, 2006 to March 31, 2007) Amount (Thousands of yen)		Ratio (%)	Current consolidated fiscal year (From April 1, 2007 to March 31, 2008) Amount (Thousands of yen)		Ratio (%)	Increase or decrease against the previous year (Thousands of yen)
VI. Extraordinary Profits								
1. Profit on sale of investment securities		513,965			---			
2. Profit on sale of fixed assets	*3	17,537			3,247			
3. Profit from changes in equity		---			82,106			
4. Others		47,133	578,635	1.3	1,145	86,499	0.2	Δ492,136
VII. Extraordinary Losses								
1. Loss on sale of fixed assets	*4	1,424			69,532			
2. Loss on retirement of fixed assets	*5	111,345			490,965			
3. Loss on impairment	*6	---			77,820			
4. Loss on retirement of inventories		572,980			339,611			
5. Valuation loss on investment securities		---			236,230			
6. Transfer to allowance for doubtful accounts		---			6,899			
7. Others		70,357	756,108	1.8	181,244	1,402,304	3.4	646,196
Net profit before taxes, etc.			3,403,458	8.0		1,511,448	3.7	Δ1,892,009
Corporate income taxes, resident taxes and business taxes payable		1,059,350			636,632			
Adjusted amount of corporate income taxes, etc.		130,564	1,189,914	2.8	Δ244,212	392,419	1.0	Δ797,494
Net Profits			2,213,543	5.2		1,119,029	2.7	Δ1,094,514

(3) Statement of Consolidated Shareholders' Equity Fluctuation

Previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	30,882,205	Δ2,444,136	41,753,072
Fluctuating amount during the consolidated fiscal year					
Issue of new shares	15,764	15,764			31,529
Dividend of surplus (Note)			Δ1,170,580		Δ1,170,580
Officers' bonuses (Note)			Δ8,393		Δ8,393
Net profit			2,213,543		2,213,543
Acquisition of treasury stock				Δ766,145	Δ766,145
Fluctuating amount of items other than shareholders' equity during the consolidated fiscal year (net amount)					
Total fluctuating amount during the consolidated fiscal year (in thousands of yen)	15,764	15,764	1,034,570	Δ766,145	299,954
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	31,916,775	Δ3,210,282	42,053,026

	Valuation and translation difference, etc.			New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,076,085	98,336	1,174,422	---	42,927,494
Fluctuating amount during the consolidated fiscal year					
Issue of new shares					31,529
Dividend of surplus (Note)					Δ1,170,580
Officers' bonuses (Note)					Δ8,393
Net profit					2,213,543
Acquisition of treasury stock					Δ766,145
Fluctuating amount of items other than shareholders' equity during the consolidated fiscal year (net amount)	Δ154,676	16,576	Δ138,099	27,937	Δ110,161
Total fluctuating amount during the consolidated fiscal year (in thousands of yen)	Δ154,676	16,576	Δ138,099	27,937	189,792
Balance as of March 31, 2007 (in thousands of yen)	921,409	114,913	1,036,322	27,937	43,117,286

Note: This is the item of profit appropriation at the general meeting of shareholders held for the fiscal year ended March 31, 2006.

Current consolidated fiscal year (From April 1, 2007 to March 31, 2008)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	31,916,775	Δ3,210,282	42,053,026
Fluctuating amount during the consolidated fiscal year					
Issue of new shares	2				2
Dividend of surplus			Δ909,761		Δ909,761
Net profit			1,119,029		1,119,029
Acquisition of treasury stock				Δ1,467	Δ1,467
Fluctuating amount of items other than shareholders' equity during the consolidated fiscal year (net amount)					
Total fluctuating amount during the consolidated fiscal year (in thousands of yen)	2	---	209,267	Δ1,467	207,802
Balance as of March 31, 2008 (in thousands of yen)	7,117,253	6,229,282	32,126,042	Δ3,211,749	42,260,829

	Valuation and translation difference, etc.			New share subscription rights	Total Net Assets
	· Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.		
Balance as of March 31, 2007 (in thousands of yen)	921,409	114,913	1,036,322	27,937	43,117,286
Fluctuating amount during the consolidated fiscal year					
Issue of new shares					2
Dividend of surplus					Δ909,761
Net profit					1,119,029
Acquisition of treasury stock					Δ1,467
Fluctuating amount of items other than shareholders' equity during the consolidated fiscal year (net amount)	Δ486,444	Δ53,308	Δ539,752	61,687	Δ478,065
Total fluctuating amount during the consolidated fiscal year (in thousands of yen)	Δ486,444	Δ53,308	Δ539,752	61,687	Δ270,262
Balance as of March 31, 2008 (in thousands of yen)	434,965	61,604	496,569	89,625	42,847,024

(4) Consolidated Cash Flow Statements

Item	Note	Previous consolidated fiscal year (From April 1, 2006 to March 31, 2007) Amount (Thousand of yen)	Current consolidated fiscal year (From April 1, 2007 to March 31, 2008) Amount (Thousand of yen)	Increase or decrease against the previous year (Thousands of yen)
I. Cash flow from operating activities:				
Net profit before taxes, etc.		3,403,458	1,511,448	
Depreciation costs		2,533,384	2,529,446	
Loss on impairment		---	77,820	
Depreciation amount of good will			9,771	
Stock compensation expenses		27,937	61,928	
Investment profit by equity method		Δ704,296	Δ526,420	
Profit on sale of investment securities		Δ513,965	---	
Profit from changes in equity		---	Δ82,106	
Profit on sale of fixed assets		Δ17,537	Δ3,247	
Loss on sale of fixed assets		1,424	69,532	
Stock issuance expenses		703	---	
Loss on retirement of tangible fixed assets		111,345	437,873	
Valuation loss on investment securities		50,715	263,722	
Loss on arrangement of subsidiaries		---	36,653	
Exchange loss		18,267	178,789	
Increase (decrease) in reserve for bonus		Δ329,590	93,962	
Increase (decrease) in reserve for officers' bonuses		11,551	Δ3,002	
Increase in reserve for retirement allowance		Δ289	Δ9,536	
Increase in allowance for doubtful accounts		90,769	22,592	
Interest received and dividends received		Δ59,733	Δ69,965	
Interest paid		1,614	3,827	
Decrease (increase) in accounts receivables		452,606	Δ80,534	
Decrease (increase) in inventories		1,369,146	Δ510,235	
Increase (decrease) in trades payable		Δ2,755,741	1,593,902	
Increase (decrease) in consumption tax, etc. payable		126,677	Δ214,286	
Decrease (increase) in other assets		Δ193,310	283,477	
Decrease in other liabilities		Δ129,793	Δ49,680	
Officers' bonuses paid		Δ8,393	---	
Others		Δ1,659	Δ286	
Subtotal		3,485,292	5,625,447	2,140,155

		Previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (From April 1, 2007 to March 31, 2008)	Increase or decrease against the previous year
Item	Note	Amount (Thousand of yen)	Amount (Thousand of yen)	(Thousands of yen)
Interest and dividends received		625,201	376,226	
Interest paid		Δ1,600	Δ3,815	
Corporate income taxes, etc. paid		Δ1,490,417	Δ923,331	
Cash flow from operation activities		2,618,475	5,074,527	2,456,051
II. Cash flow from investment activities				
Expenditure for placement in term deposits		Δ1,235,000	Δ230,000	
Revenue from refund of term deposits		1,210,039	500,000	
Expenditure for acquisition of tangible fixed assets		Δ1,551,582	Δ2,268,190	
Revenue from sale of tangible fixed assets		34,120	55,315	
Expenditure for acquisition of intangible fixed assets		Δ69,815	Δ38,257	
Revenue from sale of intangible fixed assets		2,147	---	
Expenditure for acquisition of investment securities		Δ1,199,134	Δ1,014,478	
Revenue from sale of investment securities		829,669	5,961	
Expenditure for acquisition of shares of a subsidiary accompanying the change in scope of consolidation		---	Δ336,076	
Revenue from liquidation of subsidiaries		---	13,346	
Expenditure for lending		Δ83,134	Δ27,599	
Revenue from collection of loans		90,610	174,470	
Others		163	---	
Cash flow from investing activities		Δ1,971,915	Δ3,165,509	Δ1,193,593
III. Cash flow from financing activities				
Expenditure for repayment of short-term borrowings		---	Δ100,000	
Expenditure for repayment of long-term borrowings		Δ4,000	---	
Proceeds from stocks issued		30,826	---	
Expenditure for acquisition of treasury stock		Δ766,145	Δ1,467	
Dividends paid		Δ1,168,472	Δ908,257	
Others		---	Δ205	
Cash flow from financing activities		Δ1,907,791	Δ1,009,930	897,860
IV. Translation differences in cash and cash equivalents		10,284	Δ100,777	Δ111,061
V. Decrease in cash and cash equivalents		Δ1,250,947	798,309	2,049,256
VI. Cash and cash equivalents at beginning of year		5,308,645	4,057,698	Δ1,250,947
VII. Cash and cash equivalents at end of year	*	4,057,698	4,856,007	798,309

Substantial Underlying Matters for Preparation of Consolidated Financial Statements

Item	Previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (From April 1, 2007 to March 31, 2008)
1. Scope of consolidation	(1) Number of consolidated subsidiaries: 5 Name of important consolidated subsidiaries: Arisawa Fiber Glass Co., Ltd. Arisawa Jushi Kogyo Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Eagle Co., Ltd.	(1) Number of consolidated subsidiaries: 6 Name of important consolidated subsidiaries: Arisawa Fiber Glass Co., Ltd. Arisawa Jushi Kogyo Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Eagle Co., Ltd. Colorlink Japan Co., Ltd. The Company acquired all the outstanding shares of Colorlink Japan Co., Ltd. in the current consolidated fiscal year and as it became a wholly owned subsidiary, it is included in the scope of consolidation.
	(2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., does not materially affect the consolidated financial statements.	(2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Same as on the left.
2. Application of equity method	2. Application of equity method (1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. TAIFLEX Scientific Co., Ltd. Colorlink Japan Co., Ltd. DDD Group plc	2. Application of equity method (1) Companies to which the equity method is applied: 4 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. TAIFLEX Scientific Co., Ltd. DDD Group plc As Colorlink Japan Co., Ltd., which was a company to which the equity method was applied in the previous consolidated fiscal year, became a wholly owned subsidiary by acquisition of all the outstanding shares in the current consolidated fiscal year, it is excluded from the scope of application of the equity method.
	(2) Because non-consolidated subsidiaries (NB Optic, Co., Ltd. and other three companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the consolidated financial statements and have no significance as a whole in terms of net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., if it is possible to exclude from equity method application, they have been excluded from application of the equity method.	(2) Because non-consolidated subsidiaries (NB Optic, Co., Ltd. and other three companies) and affiliated companies (Ryoyu Industry Co., Ltd. and two other companies), to which the equity method does not apply, have only a slight effect on the consolidated financial statements and have no significance as a whole in terms of net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., if it is possible to exclude from equity method application, they have been excluded from application of the equity method.

Item	Previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (From April 1, 2007 to March 31, 2008)
	(3) The financial statements of the business year of the company in question have been used for those companies covered under the equity method whose settlement dates differ from the consolidated settlement date.	(3) Same as on the left.
3. Business year items for consolidated subsidiaries	The closing date of business year of every consolidated subsidiary is the same as the consolidated closing date.	Same as on the left.
4. Accounting standards		
(1) Valuation standard and valuation method of important assets	1) Securities Other securities Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to capital stock and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Valued at cost by the gross average method. 2) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method, but one of the consolidated subsidiaries adopt valuation at cost by the gross average method. Raw materials and stores: Valued at cost by the gross average method.	1) Securities Other securities Securities where a market value is available: Same as on the left. Securities where a market value is unavailable: Same as on the left. 2) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method (the amount on the balance sheet is calculated by devaluation of the book value based on a decline in profitability.) Raw materials and stores: Valued at cost by the gross average method (the amount on the balance sheet is calculated by devaluation of the book value based on a decline in profitability.) (Changes in Accounting Policy) In connection with that "Accounting Standards for Valuation of Inventories" (Issue No. 9 of Accounting Standards for Business Enterprises, July 5, 2006) can be applied from the consolidated financial statements for the consolidated fiscal year commencing prior to March 31, 2008, the said accounting standards have been applied from the current consolidated fiscal year. As a result, operating profits and ordinary profits decreased by ¥70,752 thousand and net profit before taxes, etc., decreased by ¥79,945 thousand.

Item	Previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (From April 1, 2007 to March 31, 2008)
(2) Depreciation method for important depreciable assets	1) Depreciation method for tangible fixed assets Declining balance method The straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings & structures: 10 - 31 years Machinery, equipment and delivery equipment: 4 - 9 years	1) Depreciation method for tangible fixed assets Declining balance method The straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings & structures: 10 - 31 years Machinery, equipment and delivery equipment: 4 - 9 years (Changes in Accounting Policy) In connection with the amendment of the Corporation Tax Law, from the current consolidated fiscal year, depreciation method was changed to the method under the amended Corporation Tax Law for the tangible fixed assets acquired after April 1, 2007. As a result, operating profits decreased by ¥59,751 thousand and ordinary profit and net profit before taxes, etc., decreased by ¥59,775 thousand. (Additional Information) In connection with the amendment of the Corporation Tax Law, for the assets acquired before March 31, 2007, by applying the depreciation method under the Corporation Tax Law before amendment, the difference in the amount equal to 5% of the acquisition cost and the reminder price is evenly depreciated for five years from the following consolidated accounting year of the consolidated accounting year in which they reached 5% of the acquisition cost and recorded in the depreciation cost. As a result, operating profits decreased by ¥78,811 thousand and ordinary profit and net profit before taxes, etc., decreased by ¥80,190 thousand.
	2) Depreciation method for intangible fixed assets: Straight line method However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	2) Depreciation method for intangible fixed assets: Same as on the left.
(3) Posting standards for important allowances	1) Allowance for doubtful accounts In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default.	1) Allowance for doubtful accounts Same as on the left.
	2) Reserve for bonuses In order to prepare for payment of bonuses to employees, burden amount in the year of expected amount of payment for bonuses is appropriated.	2) Reserve for bonuses Same as on the left.

Item	Previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (From April 1, 2007 to March 31, 2008)
	3) Reserves for Officers' Bonuses Some consolidated subsidiaries made appropriation on the basis of the expected amount to be paid in the current consolidated fiscal year in preparation for expenses of bonuses to officers. (Changes in Accounting Policy) From the current consolidated fiscal year, "Accounting Standards for Officers' bonuses" (Issue No. 4 of Accounting Standards for Business Enterprises, November 29, 2005) has been applied. As a result of this, operating profit, ordinary profit and net profit before taxes, etc., decreased by ¥11,551 thousand, respectively. 4) Reserve for retirement allowance In order to reserve retirement benefits for employees, this has been booked on the basis of the retirement benefit obligations as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥421,251 thousand to prepaid pension cost since pension assets at the end of the current consolidated fiscal year exceeded the retirement benefit obligations.	3) Reserves for Officers' Bonuses Some consolidated subsidiaries made appropriation on the basis of the expected amount to be paid in the current consolidated fiscal year in preparation for expenses of bonuses to officers. 4) Reserve for retirement allowance In order to reserve retirement benefits for employees, this has been booked on the basis of the retirement benefit obligations as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥424,244 thousand to prepaid pension cost since pension assets at the end of the current consolidated fiscal year exceeded the retirement benefit obligations. (Additional Information) Submitting company shifted to a defined benefit corporate pension plan from a qualified retirement pension plan as of April 1, 2007. As a result, operating profit, ordinary profit and net profit before taxes, etc., decreased by ¥1,539 thousand respectively.
(4) Standards for converting important foreign currency denominated assets and liabilities into yen	Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate on the closing day of the consolidated fiscal year, and the difference in conversion is entered as income or loss.	Same as on the left.
(5) Treatment method of important leasing transactions	Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	Same as on the left.
(6) Other important matters for preparation of consolidated financial statements	Accounting treatment of consumption tax, etc. For accounting treatment of consumption tax, etc., the tax-excluded method is adopted.	Accounting treatment of consumption tax, etc. Same as on the left.
5. Matters concerning Valuation of Assets and Liabilities of Consolidated Subsidiaries	For valuation of assets and liabilities of consolidated subsidiaries, we have adopted the full mark to market method.	Same as on the left.
6. Matters concerning depreciation of goodwill and negative goodwill	---	Goodwill is depreciated by the straight line method for five years.

Item	Previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (From April 1, 2007 to March 31, 2008)
7. Scope of Funds in Consolidated Statement of Cash Flow	The funds are cash, demand deposits that can be withdrawn at any time and short-term investments which can easily be converted into cash that carry only a small risk in price fluctuations and a maturity date which will arrive within 3 months from the date of acquisition.	Same as on the left.

Changes in Substantial Underlying Matters for Preparation of Consolidated Financial Statements

Previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (From April 1, 2007 to March 31, 2008)
(Accounting Standards for Representation of Net Assets on the Balance Sheet) From the current consolidated fiscal year, "Accounting Standards for Representation of Net Assets on the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises, December 9, 2005) and "Guidelines for Application of Accounting Standards for Representation of Net Assets on the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises, December 9, 2005) have been applied. The amount equal to the previous Total Stockholder Equity is ¥43,089,349 thousand. In this regard, Net Assets on the consolidated balance sheet in the current consolidated fiscal year is prepared in compliance with the revised rules for consolidated financial statements in connection with the revised rules for consolidated financial statements.	---
(Accounting Standards for Stock Option, etc.) From the current consolidated fiscal year, "Accounting Standards for Stock Option, etc." (Issue No. 8 of Accounting Standards for Business Enterprises, December 27, 2005) and "Application Guidelines of Accounting Standards for Stock Option, etc." (Issue No. 11 of Application Guidelines of Accounting Standards for Business Enterprises, May 31, 2006) have been applied. As a result, operating profit, ordinary profit and net profit before taxes, etc., decreased by ¥27,937 thousand, respectively.	---

Changes in Method of Notation

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (April 1, 2007 to March 31, 2008)
(Consolidated Profit and Loss Statement) 1. "Officer's Compensation" (¥323,522 thousand in the current consolidated fiscal year) in Selling, General & Admin. Expenses, which had been separately stated until the previous consolidated fiscal year, is included in "Others" in Selling, General & Admin. Expenses because they decreased to less than 10/100 of the total amount of Selling, General & Admin. Expenses. 2. "Compensation for insufficient payment" (¥9,315 thousand in the current consolidated fiscal year) in Non-operating Expenses, which had been separately stated until the previous consolidated fiscal year, is included in "Others" in Non-operating Expenses because it decreased to less than 10/100 of the total amount of Non-operating Expenses. 3. "Loss on retirement of inventories" (¥12,605 thousand in the previous consolidated fiscal year), which had been included in "Others" in Non-operating Expenses, is separately stated because it exceeded 10/100 of the total amount of Non-operating Expenses. 4. "Loss of investment association" (¥14,901 thousand in the previous consolidated fiscal year), which had been included in "Others" in Non-operating Expenses, is separately stated because it exceeded 10/100 of the total amount of Non-operating Expenses. 5. "Loss on sale of accounts receivable" (¥22,848 thousand in the previous consolidated fiscal year), which had been included in "Others" in Non-operating Expenses, is separately stated because it exceeded 10/100 of the total amount of Non-operating Expenses. 6. "Valuation loss on investment securities" (¥5,424 thousand in the current consolidated fiscal year) in Extraordinary Losses, which had been separately stated until the previous consolidated fiscal year, is included in "Others" in Extraordinary Losses because it decreased to less than 10/100 of the total amount of Extraordinary Losses. ---	(Consolidated Profit and Loss Statement) 1. "Profit from sale of goods" (¥66,094 thousand in the previous consolidated fiscal year), which had been included in "Others" in Non-operating Income, is separately stated because it exceeded 10/100 of the total amount of Non-operating Income. 2. "Loss on retirement of inventories" (¥36,250 thousand in the current consolidated fiscal year), which had been separately stated until the previous consolidated fiscal year, is included in "Others" in Non-operating Expenses because it decreased to less than 10/100 of the total amount of Non-operating Expenses. 3. "Loss on investment association" (¥27,504 thousand in the current consolidated fiscal year), which had been separately stated until the previous consolidated fiscal year, is included in "Others" in Non-operating Expenses because it decreased to less than 10/100 of the total amount of Non-operating Expenses. 4. "Loss on sale of accounts receivable" (¥31,585 thousand in the current consolidated fiscal year), which had been separately stated until the previous consolidated fiscal year, is included in "Others" in Non-operating Expenses because it decreased to less than 10/100 of the total amount of Non-operating Expenses. 5. "Rent expense" (¥36,146 thousand in the current consolidated fiscal year), which had been separately stated until the previous consolidated fiscal year, is included in "Others" in Non-operating Expenses because it decreased to less than 10/100 of the total amount of Non-operating Expenses. 6. "Exchange loss" (¥17,391 thousand in the previous consolidated fiscal year), which had been included in "Others" in Non-operating Expenses, is separately stated because it exceeded 10/100 of the total amount of Non-operating Income. 7. "Profit on sale of investment securities" (¥254 thousand in the current consolidated fiscal year), which had been separately stated until the previous consolidated fiscal year, is included in "Others" in Extraordinary Profits because it decreased to less than 10/100 of the total amount of Extraordinary Profits. 8. "Valuation loss on investment securities" (¥5,424 thousand in the previous consolidated fiscal year), which had been included in "Others" in Extraordinary Losses, is separately stated because it exceeded 10/100 of Extraordinary Losses. (Consolidated Cash Flow Statement) 1. "Profit on sale of investment securities" (Δ254 thousand in the current consolidated fiscal year) of cash flow from operating activities, which had been separately stated until the previous consolidated fiscal year, is included in "Others" in the current consolidated fiscal year because the importance in the amount became insignificant. 2. "Stock issuance expenses" (¥208 thousand in the current consolidated fiscal year) of cash flow from operating activities, which has been separately stated until the previous consolidated fiscal year, is included in "Others" in the current consolidated fiscal year because the importance in the amount became insignificant.

Notes

(Notes to Related Consolidated Balance Sheet)

Previous consolidated fiscal year (as of March 31, 2007)	Current consolidated fiscal year (as of March 31, 2008)
*1 Items related to non-consolidated subsidiaries and affiliated companies are as follows. Investment Securities (stock) ¥10,921,008,000	*1 Items related to non-consolidated subsidiaries and affiliated companies are as follows. Investment Securities (stock) ¥11,218,407,000
*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 4,103,004 (4,103,004) Machinery, equipment and delivery equipment 2,899,218 2,899,218) Tools and fixtures 48,975 (48,975) Land 258,342 (191,025) Total 7,309,540 (7,242,223) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 4,304575 (4,304,575) Machinery, equipment and delivery equipment 2,953,290 (2,953,290) Tools and fixtures 77,771 (77,771) Land 258,342 (191,025) Total 7,593,979 (7,526,662) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
3 Liabilities on guarantee (1) Liabilities on guarantee for deposit money deposited in connection with transfer of business SURFCO HAWAII, INC. ¥20,658,000 (2) ---	3 Liabilities on guarantee (1) Liabilities on guarantee for deposit money deposited in connection with transfer of business SURFCO HAWAII, INC. ¥17,533,000 (2) Liabilities on guarantee for purchase debt of a non-consolidated subsidiary from the clients ARISAWA MANUFACTURING (DALIAN) CO., LTD. ¥31,581,000
*4 The submitting company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated fiscal year: (in thousands of yen) Total amount of current account overdrafts 5,450,000 Draw-downs 190,000 Net 5,260,000	*4 The submitting company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated fiscal year: (in thousands of yen) Total amount of current account overdrafts 5,450,000 Draw-downs 190,000 Net 5,260,000
*5 Notes to mature at the end of consolidated fiscal year For accounting treatment of notes to mature at the end of consolidated fiscal year, settlement as of the clearance date of the notes. As the end of the current consolidated fiscal year falls on a bank holiday, the notes to mature at the end of the next consolidated fiscal year are included in the balance at the end of consolidated fiscal year. (in thousands of yen) Notes receivable 324,029 Notes payable 257,214 Other (Equipment notes payable) 50,830	*5 ---

(Notes to Related Consolidated Profit and Loss Statement)

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (April 1, 2007 to March 31, 2008)
*1 Research and development expenses included in General and administration expenses and current manufacturing expenses ¥2,811,727,000	*1 Research and development expenses included in General and administration expenses and current manufacturing expenses ¥2,677,806,000
*2 ---	*2 Closing inventory is the amount after devaluation of the book value in connection with decline in profitability and the following valuation loss on inventories is included in the cost of goods sold. ¥70,752,000
*3 Profit from sale of fixed assets are as follows: Machinery, equipment and delivery equipment ¥17,537,000	*3 Profit from sale of fixed assets are as follows: Machinery, equipment and delivery equipment ¥3,247,000
*4 Loss on sale of fixed assets are as follows: Machinery, equipment and delivery equipment ¥1,424,000	*4 Loss on sale of fixed assets are as follows: Machinery, equipment and delivery equipment ¥69,532,000
*5 Loss on retirement of fixed assets are as follows: (in thousands of yen) Machinery, equipment and delivery equipment 78,420 Building and Structure 27,440 Other 5,485 Total 111,345	*5 Loss on retirement of fixed assets are as follows: (in thousands of yen) Machinery, equipment and delivery equipment 386,651 Retirement expenses 53,092 Building and Structure 37,469 Other 13,752 Total 490,965
*6 ---	*6 Loss on impairment Our Group appropriated the following loss on impairment in the current consolidated fiscal year. Place: Joetsu-shi, Niigata Prefecture / Usage: Manufacturing facilities / Type: Machinery, equipment and fixtures Our Group carries out grouping based on segment by business category and out of which, assets and assets for lease and dormant assets on which decision was made to withdraw from business are grouped by each asset. In the current consolidated fiscal year, out of the assets provided for business, for those the recoverable value of which is below the book value due to the decision to withdraw from business, the book value is reduced to the recoverable value and the reduced amount is recorded in extraordinary losses as loss on impairment (¥77,820 thousand). The breakdown is machinery, equipment and fixtures. In this regard, the recoverable value of the assets is measured by use value.

(Notes to Related Statement of Consolidated Shareholders' Equity Fluctuation)

Previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)

1. Matters concerning Types and Total Number of Outstanding Shares and Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous consolidated fiscal year (shares)	Number of shares increased in the current consolidated fiscal year (shares)	Number of shares decreased in the current consolidated fiscal year (shares)	Number of shares at the end of the current consolidated fiscal year (shares)
Outstanding shares				
Common stock (Note 1)	36,526,129	20,900	---	36,547,029
Total	36,526,129	20,900	---	36,547,029
Treasury stock				
Common stock (Note 2)	1,053,997	502,192	---	1,556,189
Total	1,053,997	502,192	---	1,556,189

Notes: 1. Increase in total number of outstanding shares of common stock of 20,900 shares is due to the exercise of new share subscription rights (including exercise of preemptive rights under the former Commercial Code).

2. Increase in number of the common stock of treasury stock of 502,192 shares consists of the increase of 2,192 shares by the purchase of odd stock and the increase of 500,000 shares by the purchase based on the resolution of the board of directors.

2. Matters related to New Shares Subscription Right and New Treasury Stocks Subscription Right

Classification	Details of new share subscription rights	Classes of shares subject to the new share subscription rights	Number of shares subject to the new share subscription rights (shares)				Balance at the end of the current consolidated fiscal year (thousand yen)
			At the end of previous consolidated fiscal year	Increase in the current consolidated fiscal year	Decrease in the current consolidated fiscal year	At the end of the current consolidated fiscal year	
Submitting Company (Parent)	New share subscription rights as stock option	---	---	---	---	---	27,937
Total		---	---	---	---	---	27,937

3. Matters concerning Dividends

(1) Dividend Amount

Resolution	Type of stock	Total amount of dividends (thousand yen)	Dividend per share (yen)	Record date	Effective date
General meeting of shareholders held on June 29, 2006	Common stock	1,170,580	33.00	March 31, 2006	June 30, 2006

(2) Out of dividends whose record date belongs to the current consolidated fiscal year, the effective date of dividend is the following consolidated fiscal year:

Resolution	Type of stock	Total amount of dividends (thousand yen)	Underlying assets of dividends	Dividend per share (yen)	Record date	Effective date
General meeting of shareholders held on June 28, 2007	Common stock	909,761	Earned surplus	26.00	March 31, 2007	June 29, 2007

Current consolidated fiscal year (From April 1, 2007 to March 31, 2008)

1. Matters concerning Types and Total Number of Outstanding Shares and Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous consolidated fiscal year (shares)	Number of shares increased in the current consolidated fiscal year (shares)	Number of shares decreased in the current consolidated fiscal year (shares)	Number of shares at the end of the current consolidated fiscal year (shares)
Outstanding shares				
Common stock (Note 1)	36,547,029	2,600	---	36,549,629
Total	36,547,029	2,600	---	36,549,629
Treasury stock				
Common stock (Note 2)	1,556,189	1,316	---	1,557,505
Total	1,556,189	1,316	---	1,557,505

Notes: 1. Increase in total number of outstanding shares of common stock of 2,600 shares is due to the exercise of new share subscription rights.

2. Increase in number of the common stock of treasury stock of 1,316 shares is due to the purchase of odd stock.

2. Matters related to New Shares Subscription Right and New Treasury Stocks Subscription Right

Classification	Details of new share subscription rights	Classes of shares subject to the new share subscription rights	Number of shares subject to the new share subscription rights (shares)				Balance at the end of the current consolidated fiscal year (thousand yen)
			At the end of previous consolidated fiscal year	Increase in the current consolidated fiscal year	Decrease in the current consolidated fiscal year	At the end of the current consolidated fiscal year	
Submitting Company (Parent)	New share subscription rights as stock option	---	---	---	---	---	89,625
Total		---	---	---	---	---	89,625

3. Matters concerning Dividends

(1) Dividend Amount

Resolution	Type of stock	Total amount of dividends (thousand yen)	Dividend per share (yen)	Record date	Effective date
General meeting of shareholders held on June 28, 2007	Common stock	909,761	26.00	March 31, 2007	June 29, 2007

(2) Out of dividends whose record date belongs to the current consolidated fiscal year, the effective date of dividend is the following consolidated fiscal year:

Resolution	Type of stock	Total amount of dividends (thousand yen)	Underlying assets of dividends	Dividend per share (yen)	Record date	Effective date
General meeting of shareholders held on June 27, 2008	Common stock	629,858	Earned surplus	18.00	March 31, 2008	June 30, 2008

(Notes to Related Consolidated Cash Flow Statement)

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	Previous consolidated fiscal year (April 1, 2007 to March 31, 2008)
* Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown on the consolidated balance sheets.	* Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown on the consolidated balance sheets.

	(As of March 31, 2007) (in thousands of yen)		(As of March 31, 2008) (in thousands of yen)
Cash and deposits	5,342,698	Cash and deposits	5,871,007
Fixed term deposits for a term longer than three months	Δ1,285,000	Fixed term deposits for a term longer than three months	Δ1,015,000
Cash and cash equivalents	4,057,698	Cash and cash equivalents	4,856,007

(Notes to Related Securities)

Securities

1. Other Market Value bearing Securities

(in thousands of yen)

Type	Previous consolidated fiscal year (as of March 31, 2007)			Current consolidated fiscal year (as of March 31, 2008)		
	Acquisition Cost	Value shown on Consolidated Balance Sheet	Balance	Acquisition Cost	Value shown on Consolidated Balance Sheet	Balance
Those whose appropriated amount on consolidated balance sheet exceeds the acquisition cost						
Equity Shares	441,672	1,965,037	1,523,364	438,690	1,383,833	945,142
Bonds						
Government bonds, local government bonds, etc.	---	---	---	---	---	---
Corporate bonds	---	---	---	---	---	---
Other	---	---	---	---	---	---
Others	243,043	255,187	12,143	2,299	2,421	122
Sub-total	684,716	2,220,224	1,535,508	440,990	1,386,254	945,264
Those whose appropriated amount on consolidated balance sheet does not exceed the acquisition cost						
Equity Shares	499,030	489,056	Δ9,974	499,482	405,797	Δ93,685
Bonds						
Government bonds, local government bonds, etc.	---	---	---	---	---	---
Corporate bonds	---	---	---	---	---	---
Other	---	---	---	---	---	---
Others	---	---	---	239,806	231,285	Δ8,520
Sub-total	499,030	489,056	Δ9,974	739,288	637,082	Δ102,206
Total	1,183,746	2,709,280	1,525,534	1,180,279	2,023,337	843,058

2. Other Securities sold during the Previous Consolidated Fiscal Year and Current Consolidated Fiscal Year

(in thousands of yen)

Previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)			Current consolidated fiscal year (From April 1, 2007 to March 31, 2008)		
Amount sold	Total profit on sale	Total loss on sale	Amount sold	Total profit on sale	Total loss on sale
856,829	513,965	---	4,766	254	---

3. Details of major securities not marked to market

(in thousands of yen)

Type	Previous consolidated fiscal year (as of March 31, 2007)	Current consolidated fiscal year (as of March 31, 2008)
	Value shown on Consolidated Balance Sheet	Value shown on Consolidated Balance Sheet
Other Securities		
Unlisted Shares	275,421	584,775
Other	122,287	120,488

Note: *In the previous consolidated fiscal year, with regard to the securities without market value, impairment of ¥5,424 thousand was made.*

In the current consolidated fiscal year, with regard to the securities without market value, impairment of ¥204,975 thousand was made.

In this connection, in impairment of securities without market value, all of them are impaired if the interest of the Company in net asset value of the pertinent company at the end of year has decreased by over 50% against acquisition cost. If it has decreased by 30-50%, impairment is made for the necessary amount, taking recoverability into consideration.

(Retirement Benefit)

1. Outline of Retirement Benefit Plan adopted by the Group

   Our Group established a defined benefit corporate pension plan and lump-sum payment for retirement scheme. The submitting company has shifted to a defined benefit corporate pension plan from a qualified retirement pension plan as of April 1, 2008.

2. Matters related to Retirement Benefit Obligations

(in thousands of yen)

	Previous consolidated fiscal year (as of March 31, 2007)	Current consolidated fiscal year (as of March 31, 2008)
(1) Retirement benefit obligations	Δ3,868,856	Δ3,887,488
(2) Pension assets	4,416,644	4,263,672
(3) Unreserved retirement benefit obligations (1)+(2)	547,787	376,184
(4) Differences in unrecognized mathematical calculation	Δ163,846	20,287
(5) Unrecognized past service liabilities (reduction of liabilities)	---	---
(6) Net amount appropriated on consolidated balance sheet (3)+(4)+(5)	383,941	396,471
(7) Prepaid pension cost	421,251	424,244
(8) Reserve for retirement allowance (6)-(7)	Δ37,309	Δ27,773

Note: Some subsidiaries adopted simplified method for calculation of retirement benefit obligations.

3. Matters related to Retirement Allowance Cost

(in thousands of yen)

	Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (April 1, 2007 to March 31, 2008)
Retirement allowance cost	281,150	213,833
(1) Service cost	207,027	204,870
(2) Interest cost	74,309	76,267
(3) Expected investment profit (subtraction)	Δ43,271	44,166
(4) Appropriated amount of cost from difference in mathematical calculation	43,085	Δ24,678
(4) Appropriated amount of cost for past service liabilities	---	1,539

Note: Retirement allowance cost of consolidated subsidiaries that have adopted simplified method is appropriated in "(1) Service cost."

4. Matters related to the Basis of Calculation of Retirement Benefit Obligations, etc.

	Previous consolidated fiscal year (as of March 31, 2007)	Current consolidated fiscal year (as of March 31, 2008)
(1) Discount rate (%)	2.00	Same as on the left.
(2) Expected investment profit rate (%)	1.00	Same as on the left.
(3) Distribution method of period for expected retirement pay	Fixed amount standard for the period	Same as on the left.
(4) Years required for disposition of past service liabilities (years)	---	1
(5) Years required for disposition of mathematical calculation difference (years)	5	Same as on the left.

(Stock Option, etc.)

Previous Consolidated Fiscal Year (From April 1, 2006 to March 31, 2007)

1. Amount of Expenses appropriated and Item in the Current Consolidated Fiscal Year concerning Stock Option

   Stock compensation expenses in cost of goods sold, selling, general and administration expenses

   ¥27,937,000

2. Details, Scale and Changes of Stock Option

   (1) Details of Stock Option

	Stock Option in 2001	Stock Option in 2002	Stock Option in 2003
Classification and number of persons to be granted	Directors of the Company: 7 persons Employees of the Company: 191 persons	Directors of the Company: 7 persons Employees of the Company: 200 persons Directors and Employees of a subsidiary of the Company: 14 persons	Directors of the Company: 6 persons Employees of the Company: 204 persons Directors and Employees of a subsidiary of the Company: 9 persons
Number of stock options (Note)	Common stock: 260,000 shares	Common stock: 301,800 shares	Common stock: 286,600 shares
Granted Date	August 10, 2001	August 9, 2002	August 5, 2003
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - The person who is granted preemptive rights must also be a Director or an employee of the Company at the time of exercising the rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.
Subject period of service	1 year and 11 months (From August 10, 2001 to June 30, 2003)	1 year and 11 months (From August 9, 2002 to June 30, 2004)	1 year and 11 months (From August 5, 2003 to June 30, 2005)
Period for exercising rights	From: July 1, 2003 To: June 30, 2006	From: July 1, 2004 To: June 30, 2007	From: July 1, 2005 To: June 30, 2008

	Stock Option in 2004	Officers' retirement bonuses Stock option in 2005	Employees, etc. Stock option in 2005
Classification and number of persons to be granted	Employees of the Company: 217 persons Directors and Employees of affiliated companies of the Company: 12 persons	Directors of the Company: 6 persons	Employees of the Company: 211 persons Directors and Employees of affiliated companies of the Company: 11 persons
Number of stock options (Note)	Common stock: 233,400 shares	Common stock: 39,700 shares	Common stock: 206,300 shares
Granted Date	August 4, 2004	August 1, 2005	August 4, 2005
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of the affiliated companies of the Company at the time of exercising the rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: (1) Eligible persons may exercise the new share subscription rights only at the time of their retirement from office of directors of the Company; provided, however, that the eligible persons may exercise the new share subscription rights during the period between the following day of the date of retirement (hereinafter referred to as the "Commencement Date of Exercising Right") and the date elapsing ten (10) days from the Commencement Date of Exercising Right. (2) In the event that the eligible person has died, among his/her heirs, only the spouse, children and direct ancestors of the first degree may exercise the new share subscription rights; provided, however, that heirs may exercise the new share subscription rights during the period between following day of the retirement of the eligible person by death and the date elapsing three (3) months from that date.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of the affiliated companies of the Company at the time of exercising the rights.
Subject period of service	1 year and 11 months (From August 4, 2004 to June 30, 2006)	Not determined.	1 year and 11 months (From August 4, 2005 to June 30, 2007)
Period for exercising rights	From: July 1, 2006 To: June 30, 2009	From: August 1, 2005 To: July 31, 2025	From: July 1, 2007 To: June 30, 2010

	Compensation to Directors Stock option in 2006	Employees, etc. Stock option in 2006
Classification and number of persons to be granted	Directors of the Company: 7 persons	Employees of the Company: 216 persons Directors and Employees of a subsidiary of the Company: 5 persons
Number of stock options (Note)	Common stock: 39,000 shares	Common stock: 199,000 shares
Granted Date	August 1, 2006	August 1, 2006
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be in position of a Director of the Company at the time of exercising rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of the subsidiary of the Company at the time of exercising the rights.
Subject period of service	1 year and 11 months (From August 1, 2006 to June 30, 2008)	1 year and 11 months (From August 1, 2006 to June 30, 2008)
Period for exercising rights	From: July 1, 2008 To: June 30, 2011	From: July 1, 2008 To: June 30, 2011

Note: They are described by translating into the number of shares.

(2) Scale and Changes of Stock Option

Stock options existing during the current consolidated fiscal year (fiscal year ended March 31, 2007) were the subjects and the number of stock options are described by translating into the number of shares.

1) Number of Stock Options

	Stock Option in 2001	Stock Option in 2002	Stock Option in 2003
Before determination of rights (Shares)			
At the end of the previous consolidated fiscal year	---	---	---
Grant	---	---	---
Invalidation	---	---	---
Determination of rights	---	---	---
Undetermined balance	---	---	---
After determination of rights (Shares)			
At the end of the previous consolidated fiscal year	22,300	73,000	238,200
Determination of rights	---	---	---
Exercise of rights	20,500	400	---
Invalidation	1,800	1,700	11,600
Unexercised balance	---	70,900	226,600

	Stock Option in 2004	Officers' retirement bonuses Stock option in 2005	Employees, etc. Stock option in 2005
Before determination of rights (Shares)			
At the end of the previous consolidated fiscal year	194,200	---	196,200
Grant	---	---	---
Invalidation	200	---	7,100
Determination of rights	194,000	---	---
Undetermined balance	---	---	189,100
After determination of rights (Shares)			
At the end of the previous consolidated fiscal year	---	39,700	---
Determination of rights	194,000	---	---
Exercise of rights	---	---	---
Invalidation	16,900	---	---
Unexercised balance	177,100	39,700	---

	Compensation to Directors Stock option in 2006	Employees, etc. Stock option in 2006
Before determination of rights (Shares)		
At the end of the previous consolidated fiscal year	---	---
Grant	39,000	199,000
Invalidation	39,000	13,500
Determination of rights	---	---
Undetermined balance	---	185,500
After determination of rights (Shares)		
At the end of the previous consolidated fiscal year	---	---
Determination of rights	---	---
Exercise of rights	---	---
Invalidation	---	---
Unexercised balance	---	---

2) Unit Price Information

		Stock Option in 2001	Stock Option in 2002	Stock Option in 2003
Right exercising price	(yen)	1,504	1,744	2,954
Average stock price at the time of exercise	(yen)	2,180	2,246	---
Fair valuation unit price (grant date)	(yen)	---	---	---

		Stock Option in 2004	Officers' retirement bonuses Stock option in 2005	Employees, etc. Stock option in 2005
Right exercising price	(yen)	4,393	1	2,637
Average stock price at the time of exercise	(yen)	---	---	---
Fair valuation unit price (grant date)	(yen)	---	---	---

		Compensation to Directors Stock option in 2006	Employees, etc. Stock option in 2006
Right exercising price	(yen)	1,810	1,810
Average stock price at the time of exercise	(yen)	---	---
Fair valuation unit price (grant date)	(yen)	433	433

3. How to estimate fair valuation unit price of stock option
How to estimate fair valuation unit price of 2006 stock option granted in the current consolidated fiscal year is as follows.
    1) Valuation technique used Black-Scholes Method
    2) Major Fundamental Figures and Estimation Method

	Compensation to Directors Stock option in 2006	Employees, etc. Stock option in 2006
Stock price volatility (Note 1)	41.17%	41.17%
Expected remaining period (Note 2)	3 years and 6 months	3 years and 6 months
Expected dividend (Note 3)	¥34.00/share	¥34.00/share
No-risk interest rate (Note 4)	1.10%	1.10%

Notes:
1. *It is calculated based on the actual stock prices for 3 years and 6 months (from February 2003 to July 2006).*
2. *As there is not sufficient accumulation of data and reasonable estimation is difficult, it is estimated on presumption that it is exercised at the middle point of the period for exercising the right.*
3. *It is the expected dividend amount of the fiscal year ended March 31, 2007 at the time of granting.*
4. *It is the interest rate of government bonds for the period corresponding to the expected remaining period.*

4. How to estimate the number of determined rights of stock options
Basically, reasonable estimation of the number of invalidations in the future is difficult, the method is adopted, in which only the number of actual invalidations is reflected.

Current Consolidated fiscal year (From April 1, 2007 to March 31, 2008)

1. Amount of Expenses appropriated and Item in the Current Consolidated Fiscal Year concerning Stock Option

   Stock compensation expenses in cost of goods sold, selling, general and administration expenses

   ¥61,928,000

2. Details, Scale and Changes of Stock Option

   (1) Details of Stock Option

	Stock Option in 2002	Stock Option in 2003	Stock Option in 2004
Classification and number of persons to be granted	Directors of the Company: 7 persons Employees of the Company: 200 persons Directors and Employees of a subsidiary of the Company: 14 persons	Directors of the Company: 6 persons Employees of the Company: 204 persons Directors and Employees of a subsidiary of the Company: 9 persons	Employees of the Company: 217 persons Directors and Employees of affiliated companies of the Company: 12 persons
Number of stock options (Note)	Common stock: 301,800 shares	Common stock: 286,600 shares	Common stock: 233,400 shares
Granted Date	August 9, 2002	August 5, 2003	August 4, 2004
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of the affiliated companies of the Company at the time of exercising the rights.
Subject period of service	1 year and 11 months (From August 9, 2002 to June 30, 2004)	1 year and 11 months (From August 5, 2003 to June 30, 2005)	1 year and 11 months (From August 4, 2004 to June 30, 2006)
Period for exercising rights	From: July 1, 2004 To: June 30, 2007	From: July 1, 2005 To: June 30, 2008	From: July 1, 2006 To: June 30, 2009

	Officers' retirement bonuses Stock option in 2005	Employees, etc. Stock option in 2005	Employees, etc. Stock option in 2006
Classification and number of persons to be granted	Directors of the Company: 6 persons	Employees of the Company: 211 persons Directors and Employees of affiliated companies of the Company: 11 persons	Employees of the Company: 216 persons Directors and Employees of a subsidiary of the Company: 5 persons
Number of stock options (Note)	Common stock: 39,700 shares	Common stock: 206,300 shares	Common stock: 199,000 shares
Granted Date	August 1, 2005	August 4, 2005	August 1, 2006
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - Eligible persons may exercise the new share subscription rights only at the time of their retirement from office of directors of the Company; provided, however, that the eligible persons may exercise the new share subscription rights during the period between the following day of the date of retirement (hereinafter referred to as the "Commencement Date of Exercising Right") and the date elapsing ten (10) days from the Commencement Date of Exercising Right. - In the event that the eligible person has died, among his/her heirs, only the spouse, children and direct ancestors of the first degree may exercise the new share subscription rights; provided, however, that heirs may exercise the new share subscription rights during the period between following day of the retirement of the eligible person by death and the date elapsing three (3) months from that date.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of the affiliated companies of the Company at the time of exercising the rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of the subsidiary of the Company at the time of exercising the rights.
Subject period of service	Not determined.	1 year and 11 months (From August 4, 2005 to June 30, 2007)	1 year and 11 months (From August 1, 2006 to June 30, 2008)
Period for exercising rights	From: August 1, 2005 To: July 31, 2025	From: July 1, 2007 To: June 30, 2010	From: July 1, 2008 To: June 30, 2011

	Employees, etc. Stock option in 2007
Classification and number of persons to be granted	Employees of the Company: 217 persons Directors and Employees of a subsidiary of the Company: 6 persons
Number of stock options (Note)	Common stock: 200,000 shares
Granted Date	August 1, 2007
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an Officer of the Company, an employee of the Company or a director or an employee of the subsidiary of the Company at the time of exercising the rights.
Subject period of service	1 year and 11 months (From August 1, 2007 to June 30, 2009)
Period for exercising rights	From: July 1, 2009 To: June 30, 2012

Note: They are described by translating into the number of shares.

(2) Scale and Changes of Stock Option

Stock options existing during the current consolidated fiscal year were the subjects and the number of stock options are described by translating into the number of shares.

1) Number of Stock Options

	Stock Option in 2002	Stock Option in 2003	Stock Option in 2004
Before determination of rights (Shares)			
At the end of the previous consolidated fiscal year	---	---	---
Grant	---	---	---
Invalidation	---	---	---
Determination of rights	---	---	---
Undetermined balance	---	---	---
After determination of rights (Shares)			
At the end of the previous consolidated fiscal year	70,900	226,600	177,100
Determination of rights	---	---	---
Exercise of rights	---	---	---
Invalidation	70,900	44,500	39,600
Unexercised balance	---	182,100	137,500

	Officers' retirement bonuses Stock option in 2005	Employees, etc. Stock option in 2005	Employees, etc. Stock option in 2006
Before determination of rights (Shares)			
At the end of the previous consolidated fiscal year	---	189,100	185,500
Grant	---	---	---
Invalidation	---	17,100	1,600
Determination of rights	---	172,000	---
Undetermined balance	---	---	183,900
After determination of rights (Shares)			
At the end of the previous consolidated fiscal year	39,700	---	---
Determination of rights	---	172,000	---
Exercise of rights	2,600	---	---
Invalidation	---	22,400	---
Unexercised balance	37,100	149,600	---

	Employees, etc. Stock option in 2007
Before determination of rights (Shares)	
At the end of the previous consolidated fiscal year	---
Grant	200,000
Invalidation	---
Determination of rights	---
Undetermined balance	200,000
After determination of rights (Shares)	
At the end of the previous consolidated fiscal year	---
Determination of rights	---
Exercise of rights	---
Invalidation	---
Unexercised balance	---

2) Unit Price Information

	Stock Option in 2002	Stock Option in 2003	Stock Option in 2004
Right exercising price (yen)	1,744	2,954	4,393
Average stock price at the time of exercise (yen)	---	---	---
Fair valuation unit price (grant date) (yen)	---	---	---

	Officers' retirement bonuses Stock option in 2005	Employees, etc. Stock option in 2005	Employees, etc. Stock option in 2006
Right exercising price (yen)	1	2,637	1,810
Average stock price at the time of exercise (yen)	1,062	---	---
Fair valuation unit price (grant date) (yen)	---	---	433

	Employees, etc. Stock option in 2007
Right exercising price (yen)	1,187
Average stock price at the time of exercise (yen)	---
Fair valuation unit price (grant date) (yen)	293

3. How to estimate fair valuation unit price of stock option
How to estimate fair valuation unit price of 2007 stock option granted in the current consolidated fiscal year is as follows.
   1) Valuation technique used Black-Scholes Method
   2) Major Fundamental Figures and Estimation Method

	Employees, etc. Stock option in 2007
Stock price volatility (Note 1)	36.15%
Expected remaining period (Note 2)	3 years and 6 months
Expected dividend (Note 3)	¥18.00/share
No-risk interest rate (Note 4)	1.20%

Notes:
1. *It is calculated based on the actual stock prices for 3 years and 6 months (from February 2004 to July 2007).*
2. *As there is not sufficient accumulation of data and reasonable estimation is difficult, it is estimated on presumption that it is exercised at the middle point of the period for exercising the right.*
3. *It is the expected dividend amount of the fiscal year ended March 31, 2008 at the time of granting.*
4. *It is the interest rate of government bonds for the period corresponding to the expected remaining period.*

4. How to estimate the number of determined rights of stock options
Basically, reasonable estimation of the number of invalidations in the future is difficult, the method is adopted, in which only the number of actual invalidations is reflected.

(Notes to Related Tax Effect Accounting)

Previous consolidated fiscal year (as of March 31, 2007)	Current consolidated fiscal year (as of March 31, 2008)
1. Breakdown by Cause of Occurrence of Deferred Tax Assets and Deferred Tax Liabilities	1. Breakdown by Cause of Occurrence of Deferred Tax Assets and Deferred Tax Liabilities

Previous consolidated fiscal year (as of March 31, 2007)

(in thousands of yen)

Deferred Tax Assets (current)	
Denial amount of retirement loss on inventories	227,007
Denial amount of reserve for bonuses	185,104
Denial amount of unpaid expenses	38,337
Other	66,271
Total	516,721
Deferred Tax Liabilities (current)	
Prepaid pension cost	Δ177,709
Other	Δ4,972
Total	Δ182,681
Net amount of deferred tax assets (current)	334,039
Deferred Tax Assets (fixed)	
Denial amount of valuation loss on investment securities	107,239
Transfer to allowance for doubtful accounts exceeding allowable amount	102,674
Denial amount of retirement loss on fixed assets	75,164
Taxation loss brought forward	56,941
Other	86,760
Sub-total	428,780
Reserve for valuation	Δ56,941
Total	371,839
Deferred Tax Liabilities (fixed)	
Other revaluation balance of securities	Δ624,734
Retained earnings of overseas affiliated companies	Δ93,593
Reserve for advanced depreciation of fixed assets	Δ30,338
Total	Δ748,666
Net amount of deferred tax liabilities (fixed)	Δ376,827

Current consolidated fiscal year (as of March 31, 2008)

(in thousands of yen)

Deferred Tax Assets (current)	
Denial amount of reserve for bonuses	231,377
Denial amount of retirement loss on inventories	42,313
Denial amount of valuation loss on inventories	35,121
Other	96,399
Total	405,212
Deferred Tax Liabilities (current)	
Prepaid pension cost	Δ174,099
Reserve for advanced depreciation of fixed assets	Δ3,887
Total	Δ177,986
Net amount of deferred tax assets (current)	227,225
Deferred Tax Assets (fixed)	
Denial amount of retirement loss on fixed assets	229,874
Denial amount of valuation loss on investment securities	192,397
Taxation loss brought forward	102,556
Transfer to allowance for doubtful accounts exceeding allowable amount	98,205
Other	193,940
Sub-total	816,973
Reserve for valuation	Δ55,637
Total	761,335
Deferred Tax Liabilities (fixed)	
Other revaluation balance of securities	Δ304,374
Retained earnings of overseas affiliated companies	Δ101,892
Reserve for advanced depreciation of fixed assets	Δ26,219
Total	Δ432,486
Net amount of deferred tax assets (fixed)	328,848

2. Breakdown of Major Items that were the causes of the difference, where there was a significant difference between statutory effective tax rate and the burden rate of corporate tax, etc., after applying tax effect accounting.

Previous consolidated fiscal year (as of March 31, 2007)

Statutory effective tax rate	40.44%
(Adjustment)	
Investment profit by equity method	Δ5.32%
Deduction of tax amount on experiment and research expenses	Δ3.23%
Retained earnings of overseas affiliated companies	2.75%
Other	0.32%
Burden rate of corporate tax, etc., after applying tax effect accounting	34.96%

Current consolidated fiscal year (as of March 31, 2008)

Statutory effective tax rate	40.44%
(Adjustment)	
Investment profit by equity method	Δ12.96%
Deduction of tax amount on experiment and research expenses	Δ3.27%
Other	1.75%
Burden rate of corporate tax, etc., after applying tax effect accounting	25.96%

(Segment Information)

a. Segment Information by Business Category

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)

As a result of liquidation of Arisawa Sporting Goods Co., Ltd, which conducted other businesses in the previous consolidated fiscal year, in the current consolidated fiscal year, either ratio of sales, operating profit, and assets of other businesses to the total sales and total operating profit, and total assets of all segments is significantly below 10%, and this is expected to continue in the future, statement of segment information by business category is omitted.

Current consolidated fiscal year (April 1, 2007 to March 31, 2008)

As either ratio of sales, operating profit, and assets of manufacture and sales business of industrial materials, etc., to the total sales and total operating profit, and total assets of all segments accounts for over 90%, statement of segment information by business category is omitted.

b. Segment Information by Region

Previous consolidated fiscal year (from April 1, 2006 to March 31, 2007) and current consolidated fiscal year (from April 1, 2007 to March 31, 2008)

There is no applicable matter as there is no consolidated subsidiaries and branches in overseas countries or areas other than Japan.

c. Overseas Sales

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)

	Asia	North America	Other Region	Total
I Overseas sales (in thousands of yen)	13,446,676	3,893,809	464,708	17,805,194
II Consolidated sales (in thousands of yen)				42,652,842
III Ratio of overseas sales in the consolidated sales (%)	31.5	9.1	1.1	41.7

Current consolidated fiscal year (April 1, 2007 to March 31, 2008)

	Asia	North America	Other Region	Total
I Overseas sales (in thousands of yen)	14,988,238	348,150	14,906	15,351,295
II Consolidated sales (in thousands of yen)				40,697,045
III Ratio of overseas sales in the consolidated sales (%)	36.8	0.9	0. 0	37.7

Notes:

1. *The regions are segmented by proximity.*
2. *The respective regions are composed of the following countries.*
   Asia: Korea, China, Taiwan and Malaysia, etc.
   North America: USA and Canada
3. *Overseas sales are the sales (including indirect exports) by the Company and consolidated subsidiaries of countries or areas other than Japan.*

(Per Share Information)

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)		Current consolidated fiscal year (April 1, 2007 to March 31, 2008)	
Net asset per share	¥1,231.45	Net asset per share	¥1,221.91
Net profit per share	¥62.83	Net profit per share	¥31.98
Fully diluted net profit per share	¥62.75	Fully diluted net profit per share	¥31.95

Note: Net profit per share and fully diluted net profit per share are calculated on the basis of the following:

	Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	Current consolidated fiscal year (April 1, 2007 to March 31, 2008)
Net profit per share		
Net Profit (in thousands of yen)	2,213,543	1,119,029
Amounts that are not attributable to common stock holders (in thousands of yen)	---	---
Net profit for common stocks (in thousands of yen)	2,213,543	1,119,029
Average number of shares during the year	35,232,991	34,991,830
Fully diluted net profit per share		
Adjusted amount of net profit (in thousands of yen)	---	---
Increase in number of common stocks	41,361	37,739
(Of those, number of new share subscription rights)	(41,361)	(37,739)
The outline of potential shares not included in the calculation of fully diluted net profit per share due to the absence of dilutive effects	Five types of new share subscription rights issued under the former Commercial Code and Corporation Law (849,200 shares).	Five types of new share subscription rights issued under the former Commercial Code and Corporation Law (853,100 shares).

(Omission of Disclosure)

Disclosure of the matters for explanatory notes concerning leasing transactions, transactions with the interested parties and derivative transactions, etc., is omitted as the necessity of disclosures in the closing announcement is not great.

Individual Financial Statement

(1) Balance Sheet

Item	Note	Previous business year (As of March 31, 2007) Amount (Thousands of yen)		Composition ratio (%)	Current business year (As of March 31, 2008) Amount (Thousands of yen)		Composition ratio (%)	Increase or decrease against the previous year (Thousands of yen)
(Asset)								
I. Current Assets								
1. Cash and deposits			3,776,726			3,824,794		
2. Trade notes receivable	*2 *6		1,730,943			1,161,369		
3. Accounts receivable	*2		6,876,113			7,983,037		
4. Finished goods and merchandise			8,295			12,728		
5. Semi-finished goods			2,225,267			2,639,612		
6. Raw materials			1,662,832			1,854,747		
7. Work-in-progress			1,318,596			1,378,945		
8. Stores			22,437			89,772		
9. Advance payment			339,587			99,929		
10. Prepaid expenses			450,427			471,720		
11. Deferred tax assets			243,700			121,045		
12. Receivables	*3		175,210			352,730		
13. Others			335,632			284,200		
Allowance for doubtful accounts			Δ49,125			Δ66,716		
Total Current Assets			19,116,647	45.4		20,207,919	46.7	1,091,272
II. Fixed Assets								
1. Tangible fixed assets								
(1) Buildings	*1	12,870,279			13,573,822			
Accumulated depreciation		6,401,684	6,468,595		6,827,286	6,746,536		
(2) Structures	*1	1,102,959			1,206,763			
Accumulated depreciation		684,549	418,410		742,128	464,635		
(3) Machinery and equipment	*1	21,118,304			20,714,518			
Accumulated depreciation		14,777,980	6,340,324		15,234,534	5,479,983		
(4) Vehicles and delivery equipment		176,428			174,233			
Accumulated depreciation		134,808	41,619		142,979	31,254		
(5) Tools and fixtures	*1	1,411,138			1,425,385			
Accumulated depreciation		1,153,686	257,452		1,206,015	219,370		
(6) Land	*1		1,391,077			1,391,077		
(7) Construction in progress			583,003			906,880		
Total Tangible Fixed Assets			15,500,483	36.8		15,239,737	35.2	Δ260,745

Item	Note	Previous business year (As of March 31, 2007) Amount (Thousands of yen)		Com-position ratio (%)	Current business year (As of March 31, 2008) Amount (Thousands of yen)		Com-position ratio (%)	Increase or decrease against the previous year (Thousands of yen)
2. Intangible Fixed Assets								
(1) Telephones subscription rights			9,283			9,283		
(2) Facilities utilization rights			247			---		
(3) Patent license			107,198			99,177		
(4) Software			4,222			5,725		
(5) Others			8			---		
Total Intangible Fixed Assets			120,960	0.3		114,186	0.3	Δ6,774
3. Investments and Other Assets								
(1) Investment securities			2,982,268			2,612,579		
(2) Securities of affiliates			3,881,368			4,571,959		
(3) Long-term loans			464,033			293,638		
(4) Long-term loans to employees			1,760			1,260		
(5) Long-term loans to affiliates			100,000			---		
(6) Long-term prepaid expenses			91,590			76,014		
(7) Deferred tax assets			---			335,043		
(8) Investment real estate			747			747		
(9) Others			100,016			94,536		
Allowance for doubtful accounts			Δ256,908			Δ258,252		
Total Investment and other Assets			7,364,875	17.5		7,727,526	17.8	362,651
Total Fixed Assets			22,986,318	54.6		23,081,450	53.3	95,131
Total Assets			42,102,966	100.0		43,289,370	100.0	1,186,403

Item	Note	Previous business year (As of March 31, 2007)			Current business year (As of March 31, 2008)			Increase or decrease against the previous year (Thousands of yen)
		Amount (Thousands of yen)		Com-position ratio (%)	Amount (Thousands of yen)		Com-position ratio (%)	
(Liabilities)								
I. Current Liabilities								
1. Trade notes payable	*2 *6		3,918,574			5,173,535		
2. Accounts payable	*2		2,547,407			2,949,152		
3. Short-term borrowings	*1 *5		190,000			190,000		
4. Unpaid amount	*3		604,756			1,114,241		
5. Accrued expenses			74,228			83,664		
6. Corporate income taxes, etc., payable			142,973			12,218		
7. Cash deposited			29,431			31,672		
8. Reserve for bonus			317,262			395,590		
9. Equipment notes payable	*6		753,760			962,457		
10. Others			21,679			3,461		
Total Current Liabilities			8,600,074	20.4		10,915,993	25.2	2,315,918
II. Fixed Liabilities								
1. Deferred tax liabilities			332,224			---		
2. Others			75,831			31,903		
Total Fixed Liabilities			408,055	1.0		31,903	0.1	Δ376,152
Total Liabilities			9,008,130	21.4		10,947,896	25.3	1,939,766

Item	Note	Previous business year (As of March 31, 2007) Amount (Thousands of yen)		Com-position ratio (%)	Current business year (As of March 31, 2008) Amount (Thousands of yen)		Com-position ratio (%)	Increase or decrease against the previous year (Thousands of yen)
(Net Assets)								
I. Shareholders' Equity								
1. Capital			7,117,251	16.9		7,117,253	16.4	2
2. Capital surplus								
(1) Capital reserve		6,229,282			6,229,282			
Total capital surplus			6,229,282	14.8		6,229,282	14.4	---
3. Earned surplus								
(1) Earned surplus reserve		748,262			748,262			
(2) Other earned surplus								
Reserve for dividends		171,600			171,600			
Reserve for advanced depreciation of fixed assets		51,440			44,342			
Reserve for special depreciation		564			---			
Contingency reserve		18,130,000			19,130,000			
Earned surplus carried forward		2,910,894			1,574,603			
Total Earned Surplus			22,012,762	52.2		21,668,808	50.1	Δ343,954
4. Treasury stock			Δ3,210,282	Δ7.6		Δ3,211,749	Δ7.4	Δ1,467
Total shareholders' equity			32,149,013	76.3		31,803,594	73.5	Δ345,419
II. Valuation and Translation Difference, etc.								
1. Other revaluation balance of securities			917,884	2.2		448,253	1.0	Δ469,631
Total valuation and translation difference, etc.			917,884	2.2		448,253	1.0	Δ469,631
III. New Share Subscription Rights			27,937	0.1		89,625	0.2	61,687
Total Net Assets			33,094,836	78.6		32,341,473	74.7	Δ753,362
Total Liabilities and Net Assets			42,102,966	100.0		43,289,370	100	1,186,403

(2) Profit and Loss Statement

Item	Note	Previous business year (From April 1, 2006 to March 31, 2007) Amount (Thousands of yen)		Ratio (%)	Current business year (From April 1, 2007 to March 31, 2008) Amount (Thousands of yen)		Ratio (%)	Increase or decrease against the previous year (Thousands of yen)
I. Sales								
1. Sales of finished goods and merchandise	*1		39,672,925	100.0		37,717,509	100.0	Δ1,955,415
II. Cost of Goods Sold	*3							
1. Opening inventory of finished goods and merchandise		2,423,134			2,233,563			
2. Purchases of merchandise		4,145,099			4,568,321			
3. Cost of manufactured goods	*5	30,867,083			29,167,300			
Subtotal		37,435,317			35,969,184			
4. Transfer to other accounts	*2	Δ426,941			Δ189,280			
5. Closing inventory of finished goods and merchandise		2,233,563	34,774,811	87.7	2,652,340	33,127,563	87.8	Δ1,647,248
Gross Profit on Sales			4,898,113	12.3		4,589,945	12.2	Δ308,167
III. Selling, General & Admin. Expenses	*5							
1. Freight and packaging cost		1,039,750			942,481			
2. Transfer to allowance for doubtful accounts		2,903			4,597			
3. Officers' compensation		296,652			232,034			
4. Wage allowances		568,240			590,894			
5. Transfer to reserve for bonus		56,758			84,577			
6. Transfer to reserve for retirement allowance		41,386			38,617			
7. Depreciation expense		114,736			128,826			
8. Other expenses		1,006,708	3,127,136	7.9	1,050,343	3,072,372	8.1	Δ54,764
Operating Profit			1,770,976	4.4		1,517,573	4.1	Δ253,403
IV. Non-operating Income								
1. Interest receivable		31,512			28,850			
2. Dividend receivable	*4	699,387			441,885			
3. Rent income	*4	314,070			331,133			
4. Others		236,316	1,281,288	3.2	233,932	1,035,801	2.7	Δ245,486
V. Non-operating Expenses								
1. Interest paid		1,595			2,377			
2. Rent expense		213,017			260,473			
3. Transfer to allowance for doubtful accounts		85,204			7,438			
4. Loss of investment association		45,280			---			
5. Exchange loss		---			206,971			
6. Others		62,885	407,983	1.0	115,037	592,298	1.6	184,314
Ordinary Profit			2,644,281	6.6		1,961,076	5.2	Δ683,204

Item	Note	Previous business year (From April 1, 2006 to March 31, 2007) Amount (Thousands of yen)		Ratio (%)	Current business year (From April 1, 2007 to March 31, 2008) Amount (Thousands of yen)		Ratio (%)	Increase or decrease against the previous year (Thousands of yen)
VI. Extraordinary Profits								
1. Profit on sale of fixed assets	*6	17,598			3,247			
2. Profit on sale of investment securities		513,965			---			
3. Other		45,637	577,201	1.5	495	3,742	0.0	Δ573,458
VII. Extraordinary Losses								
1. Loss on sale of fixed assets	*7	1,424			69,532			
2. Loss on retirement of fixed assets	*8	111,124			488,506			
3. Loss on impairment	*9	---			77,820			
4. Valuation loss on investment securities		---			236,230			
5. Loss on retirement of inventories		561,344			282,368			
6. Transfer to allowance for doubtful accounts		---			6,899			
7. Others		70,357	744,250	1.9	135,397	1,296,755	3.4	552,505
Net profit before taxes			2,477,232	6.2		668,063	1.8	Δ1,809,168
Corporate income taxes, resident taxes and business taxes payable		689,000			328,000			
Adjusted amount of corporate income taxes, etc.		31,450	720,450	1.8	Δ225,743	102,256	0.3	Δ618,193
Net profit			1,756,781	4.4		565,807	1.5	Δ1,190,974

Statement of Cost of Manufactured Goods

Item	Note	Previous business year (From April 1, 2006 to March 31, 2007) Amount (Thousands of yen)		Com-position ratio (%)	Current business year (From April 1, 2007 to March 31, 2008) Amount (Thousands of yen)		Com-position ratio (%)	Increase or decrease against the previous year (Thousands of yen)
I. Materials costs			19,481,146	64.8		19,187,028	65.6	Δ294,117
II. Labor expenses			4,205,708	14.0		3,720,419	12.7	Δ485,289
III. Expenses			6,370,036	21.2		6,330,944	21.7	Δ39,091
(Expenses arising from outside manufactures included above)		(1,300,582)			(1,508,862)			
(Depreciation expenses included above)		(2,185,498)			(2,087,122)			
(Other expenses included above)		(2,883,956)			(2,734,960)			
Gross manufacturing expenses			30,056,892	100.0		29,238,393	100.0	Δ818,498
Opening inventory of work-in-progress			2,128,788			1,318,596		Δ810,191
Subtotal			32,185,680			30,556,990		Δ1,628,690
Transfer to other accounts			---			Δ10,743		Δ10,743
Closing inventory of work-in-progress			1,318,596			1,378,945		60,348
Cost of manufactured goods			30,867,083			29,167,300		Δ1,699,783

Cost calculation method is according to pre-determined unit price for raw materials, and as for processing costs, this is in accordance with simple general cost calculation by product according to the allocation rate by unit, which has adjusted the results of the previous year. The difference from the actual cost has been proportionally adjusted at the end of the year into disbursed products during the year and products at end of year, half-finished products and the balance of works in progress.

* It is transfer of the reduced book value to cost of goods sold in connection with decline in profitability.

(3) Statement of Shareholders' Equity Fluctuation

Previous Business Year (From April 1, 2006 to March 31, 2007)

	Shareholders' Equity							
	Capital	Capital surplus		Earned surplus			Treasury stock	Total Shareholders' equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus (Note 1)	Total earned surplus		
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	6,213,517	748,262	20,678,298	21,426,561	Δ2,444,136	32,297,427
Fluctuating amount during the business year								
Issue of new shares	15,764	15,764	15,764					31,529
Dividend of surplus (Note 2)					Δ1,170,580	Δ1,170,580		Δ1,170,580
Net profit					1,756,781	1,756,781		1,756,781
Acquisition of treasury stock							Δ766,145	Δ766,145
Fluctuating amount of items other than shareholders' equity during the business year (net amount)								
Total fluctuating amount during the business year (in thousands of yen)	15,764	15,764	15,764	---	586,201	586,201	Δ766,145	Δ148,414
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	6,229,282	748,262	21,264,500	22,012,762	Δ3,210,282	32,149,013

	Valuation and translation difference, etc.		New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,073,469	1,073,469	---	33,370,897
Fluctuating amount during the business year				
Issue of new shares				31,529
Dividend of surplus (Note 2)				Δ1,170,580
Net profit				1,756,781
Acquisition of treasury stock				Δ766,145
Fluctuating amount of items other than shareholders' equity during the business year (net amount)	Δ155,584	Δ155,584	27,937	Δ127,647
Total fluctuating amount during the business year (in thousands of yen)	Δ155,584	Δ155,584	27,937	Δ276,061
Balance as of March 31, 2007 (in thousands of yen)	917,884	917,884	27,937	33,094,836

Note: 1. Details of other earned surplus

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special account of advanced depreciation of fixed assets	Reserve for special account	Contingency reserve	Earned surplus carried forward	Total of other earned surplus
Balance as of March 31, 2006 (in thousands of yen)	171,600	4,608	41,166	4,415	16,130,000	4,326,507	20,678,298
Fluctuating amount during the business year							
Accumulation of reserve for advanced depreciation of fixed assets (Note 2)		62,859				Δ62,859	---
Reversal of reserve for advanced depreciation of fixed assets (Note 2)		Δ7,479				7,479	---
Reversal of reserve for advanced depreciation of fixed assets		Δ8,548				8,548	---
Reversal of reserve for special account of advanced depreciation of fixed assets (Note 2)			Δ41,166			41,166	---
Reversal of reserve for special depreciation (Note 2)				Δ1,925		1,925	---
Reversal of reserve for special depreciation				Δ1,925		1,925	---
Accumulation of contingency reserve (Note 2)					2,000,000	Δ2,000,000	---
Dividend of surplus (Note 2)						Δ1,170,580	Δ1,170,580
Net profit						1,756,781	1,756,781
Total fluctuating amount during the business year (in thousands of yen)	---	46,831	Δ41,166	Δ3,850	2,000,000	Δ1,415,613	586,201
Balance as of March 31, 2007 (in thousands of yen)	171,600	51,440	---	564	18,130,000	2,910,894	21,264,500

Note: 2. This item reflects profit appropriation as of the general meeting of shareholders held in June 2006.

Current Business Year (From April 1, 2007 to March 31, 2008)

	Shareholders' Equity							
		Capital surplus		Earned surplus				
	Capital	Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus (Note)	Total earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	6,229,282	748,262	21,264,500	22,012,762	Δ3,210,282	32,149,013
Fluctuating amount during the business year								
Issue of new shares	2							2
Dividend of surplus					Δ909,761	Δ909,761		Δ909,761
Net profit					565,807	565,807		565,807
Acquisition of treasury stock							Δ1,467	Δ1,467
Fluctuating amount of items other than shareholders' equity during the business year (net amount)								
Total fluctuating amount during the business year (in thousands of yen)	2	---	---	---	Δ343,954	Δ343,954	Δ1,467	Δ345,419
Balance as of March 31, 2008 (in thousands of yen)	7,117,253	6,229,282	6,229,282	748,262	20,920,545	21,668,808	Δ3,211,749	31,803,594

	Valuation and translation difference, etc.		New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.		
Balance as of March 31, 2007 (in thousands of yen)	917,884	917,884	27,937	33,094,836
Fluctuating amount during the business year				
Issue of new shares				2
Dividend of surplus				Δ909,761
Net profit				565,807
Acquisition of treasury stock				Δ1,467
Fluctuating amount of items other than shareholders' equity during the business year (net amount)	Δ469,631	Δ469,631	Δ61,687	Δ407,943
Total fluctuating amount during the business year (in thousands of yen)	Δ469,631	Δ469,631	61,687	Δ753,362
Balance as of March 31, 2008 (in thousands of yen)	448,253	448,253	89,625	32,341,473

(Note) Details of other earned surplus are as follows.

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special depreciation	Contingency reserve	Earned surplus carried forward	Total of other earned surplus
Balance as of March 31, 2007 (in thousands of yen)	171,600	51,440	564	18,130,000	2,910,894	21,264,500
Fluctuating amount during the business year						
Reversal of reserve for advanced depreciation of fixed assets		Δ7,098			7,098	---
Reversal of reserve for special depreciation			Δ564		564	---
Accumulation of contingency reserve				1,000,000	Δ1,000,000	---
Dividend of surplus					Δ909,761	Δ909,761
Net profit					565,807	565,807
Total fluctuating amount during the business year (in thousands of yen)	---	Δ7,098	Δ564	1,000,000	Δ1,336,290	Δ343,954
Balance as of March 31, 2008 (in thousands of yen)	171,600	44,342	---	19,130,000	1,574,603	20,920,545

Important Accounting Policy

Item	Previous business year (April 1, 2006 to March 31, 2007)	Current business year (April 1, 2007 to March 31, 2008)
1. Valuation standards and method for securities	(1) Shares of subsidiaries and affiliates Valued at cost by the gross average method. (2) Other securities Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to capital stock and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Valued at cost by the gross average method.	(1) Shares of subsidiaries and affiliates Same as on the left. (2) Other securities Securities where a market value is available: Same as on the left. Securities where a market value is unavailable: Same as on the left.
2. Valuation standards and method for inventories	Products, goods, semi-finished goods, work in progress Valued at cost by the FIFO method. Raw materials and stores: Valued at cost by the gross average method.	Products, goods, semi-finished goods, work in progress Valued at cost by the FIFO method (the amount on the balance sheet is calculated by devaluation of the book value based on a decline in profitability.) Raw materials and stores: Valued at cost by the gross average method (the amount on the balance sheet is calculated by devaluation of the book value based on a decline in profitability.) (Changes in Accounting Policy) In connection with that "Accounting Standards for Valuation of Inventories" (Issue No. 9 of Accounting Standards for Business Enterprises, July 5, 2006) can be applied from the balance sheet for the business year commencing prior to March 31, 2008, the said accounting standards have been applied from the current business year. As a result, operating profit, ordinary profit and net profit before taxes decreased by ¥65,839 thousand, respectively.

Item	Previous business year (April 1, 2006 to March 31, 2007)	Current business year (April 1, 2007 to March 31, 2008)
3. Depreciation method of fixed assets	(1) Depreciation method for tangible fixed assets: Declining balance method The straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings: 15 - 31 years Machinery and equipment: 8 - 9 years	(1) Depreciation method for tangible fixed assets Declining balance method The straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings: 15 - 31 years Machinery and equipment: 8 - 9 years (Changes in Accounting Policy) In connection with the amendment of the Corporation Tax Law, from the current business year, depreciation method was changed to the method under the amended Corporation Tax Law for the tangible fixed assets acquired after April 1, 2007. As a result, operating profits decreased by ¥49,605 thousand and ordinary profit and net profit before taxes decreased by ¥55,226 thousand. (Additional Information) In connection with the amendment of the Corporation Tax Law, for the assets acquired before March 31, 2007, by applying the depreciation method under the Corporation Tax Law before amendment, the difference in the amount equal to 5% of the acquisition cost and the reminder price is evenly depreciated for five years from the following business year of the business year in which they reached 5% of the acquisition cost and recorded in the depreciation cost. As a result, operating profits decreased by ¥44,655 thousand and ordinary profit and net profit before taxes decreased by ¥75,482 thousand.
	(2) Depreciation method for intangible fixed assets: Straight line method However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	(2) Depreciation method for intangible fixed assets: Same as on the left.
4. Posting standards for allowances	(1) Allowance for doubtful accounts In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default.	(1) Allowance for doubtful accounts Same as on the left.
	(2) Reserve for bonuses In order to prepare for payment of bonuses to employees, burden amount in the year of expected amount of payment for bonuses is appropriated.	(2) Reserve for bonuses Same as on the left.

Item	Previous business year (April 1, 2006 to March 31, 2007)	Current business year (April 1, 2007 to March 31, 2008)
	(3) Reserve for retirement allowance In order to reserve retirement benefits for employees, this has been booked on the basis of retirement benefit obligations as of the end of the business year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next business year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. ¥421,251 thousand was appropriated as prepaid pension cost since the pension assets at the end of the current business year exceeded the retirement benefit obligations.	(3) Reserve for retirement allowance In order to reserve retirement benefits for employees, this has been booked on the basis of retirement benefit obligations as of the end of the business year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next business year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. ¥424,244 thousand was appropriated as prepaid pension cost since the pension assets at the end of the current business year exceeded the retirement benefit obligations. (Additional Information) The Company shifted to a defined benefit corporate pension plan from a qualified retirement pension plan as of April 1, 2007. As a result, operating profits, ordinary profit and net profit before taxes decreased by ¥1,539 thousand, respectively.
5. Standards for converting foreign currency denominated assets and liabilities into yen	Foreign currency denominated debts and credits are converted into yen at the spot exchange rate on the date of closing of accounts and the difference in conversion is entered as income or loss.	Same as on the left.
6. Treatment method of leasing transactions	Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	Same as on the left.
7. Other important matters for preparation of financial statements	(1) Accounting treatment of consumption tax, etc. For accounting treatment of consumption tax, etc., the tax-excluded method is adopted.	(1) Accounting treatment of consumption tax, etc. Same as on the left.

Changes in Accounting Method

Previous business year (From April 1, 2006 to March 31, 2007)	Current business year (From April 1, 2007 to March 31, 2008)
(Accounting Standards for Representation of Net Assets on the Balance Sheet) From the current business year, "Accounting Standards for Representation of Net Assets on the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises, December 9, 2005) and "Guidelines for Application of Accounting Standards for Representation of Net Assets on the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises, December 9, 2005) have been applied. The amount equal to the previous Total Stockholder Equity is ¥33,066,898 thousand. In this regard, Net Assets on the balance sheet in the current business year is prepared in compliance with the revised rules for financial statements in connection with the revised rules for financial statements.	---
(Accounting Standards for Stock Option, etc.) From the current business year, "Accounting Standards for Stock Option, etc." (Issue No. 8 of Accounting Standards for Business Enterprises, December 27, 2005) and "Application Guidelines of Accounting Standards for Stock Option, etc." (Issue No. 11 of Application Guidelines of Accounting Standards for Business Enterprises, May 31, 2006) have been applied. As a result, operating profit, ordinary profit and net profit before taxes, etc., decreased by ¥27,937 thousand, respectively.	---

Changes in Method of Notation

Previous business year (April 1, 2006 to March 31, 2007)	Current business year (April 1, 2007 to March 31, 2008)
(Balance Sheet) 1. "Short-term loans" (¥320,358 thousand in the current business year), which had been separately stated until the previous year, are included in "Others" in Current Assets because they decreased to less than 1/100 of the total amount of Assets.	---
(Profit and Loss Statement) 1. "Nonconformity Compensation" (¥5,672 thousand in the current business year) in Non-operating Expenses, which had been separately stated until the previous year, is included in "Others" in Non-operating Expenses because it decreased to less than 10/100 of the total amount of Non-operating Expenses. 2. "Valuation loss on investment securities" (¥5,424 thousand in the current business year) in Extraordinary Losses, which had been separately stated until the previous year, is included in "Others" in Extraordinary Losses because it decreased to less than 10/100 of the total amount of Extraordinary Losses.	(Profit and Loss Statement) 1. "Loss of investment association" (¥27,504 thousand in the current business year) in Non-operating Expenses, which had been separately stated until the previous year, is included in "Others" in Non-operating Expenses because it decreased to less than 10/100 of the total amount of Non-operating Expenses. 2. "Exchange loss" (¥17,391 thousand in the previous business year), which had been included in "Others" in Non-operating Expenses, is separately stated because it exceeded 10/100 of the total amount of Non-operating Expenses. 3. "Profit on sale of investment securities" (¥254 thousand in the previous business year), which had been separately stated until the previous year, is included in "Others" in Extraordinary Profits because it decreased to less than 10/100 of the total amount of Extraordinary Profits. 4. "Valuation loss on investment securities" (¥5,424 thousand in the previous business year), which had been included in "Others" in Extraordinary Losses, is separately stated because it exceeded 10/100 of Extraordinary Losses.

Notes

(Notes to Related Balance Sheet)

Previous business year (as of March 31, 2007)	Current business year (as of March 31, 2008)
*1 Assets provided as security and secured debt are as follows:	*1 Assets provided as security and secured debt are as follows:

Previous business year (as of March 31, 2007)

Security assets: (in thousands of yen)

Buildings	3,999,730	(3,999,730)
Structures	103,273	(103,273)
Machinery and equipment	2,899,218	(2,899,218)
Tools and fixtures	48,975	(48,975)
Land	258,342	(191,025)
Total	7,309,540	(7,242,223)

Secured debt: (in thousands of yen)

Short-tem borrowings	150,000	(150,000)

The figures in the brackets show mortgages of the Factory Foundation and its liabilities.

*2 Assets and liabilities to affiliated companies

(in thousands of yen)

Notes receivable	511,467
Accounts receivable	112,757
Notes payable	582,043
Accounts payable	317,771

*3 Consumption tax, etc. payable is included in "Unpaid amount" of Current Liabilities.

4 Liabilities on guarantee

(1) Liabilities on guarantee for purchase debt of affiliated companies from the clients

Arisawa Kenpan Co., Ltd.	¥5,292,000

(2) Liabilities on guarantee for deposit money deposited in connection with transfer of business of subsidiaries

SURFCO HAWAII, INC.	¥20,658,000

*5 The Company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current business year:

(in thousands of yen)

Total amount of current account overdrafts	5,450,000
Draw-downs	190,000
Net	5,260,000

*6 Notes to mature at the end of the year

For accounting treatment of notes to mature at the end of the year, settlement as of the clearance date of the notes. As the end of the current year falls on a bank holiday, the notes to mature at the end of the next year are included in the closing balance.

(in thousands of yen)

Notes receivable	244,317
Notes payable	136,572
Equipment notes payable	50,830

Current business year (as of March 31, 2008)

*1 Assets provided as security and secured debt are as follows:

Security assets: (in thousands of yen)

Buildings	4,117,841	(4,117,841)
Structures	186,733	(186,733)
Machinery and equipment	2,953,290	(2,953,290)
Tools and fixtures	77,771	(77,771)
Land	258,342	(191,025)
Total	7,593,979	(7,526,662)

Secured debt: (in thousands of yen)

Short-tem borrowings	150,000	(150,000)

The figures in the brackets show mortgages of the Factory Foundation and its liabilities.

*2 Assets and liabilities to affiliated companies

(in thousands of yen)

Notes receivable	65,241
Accounts receivable	550,129
Notes payable	451,719
Accounts payable	328,564

*3 Consumption tax, etc. payable is included in "Receivables" of Current Assets.

4 Liabilities on guarantee

(1) Liabilities on guarantee for purchase debt of affiliated companies from the clients

(in thousands of yen)

Arisawa Kenpan Co., Ltd.	7,998
ARISAWA MANUFACTURING (DALIAN) CO., LTD.	31,581
Total	39,579

(2) Liabilities on guarantee for deposit money deposited in connection with transfer of business of subsidiaries

SURFCO HAWAII, INC.	¥17,533,000

*5 The Company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current business year:

(in thousands of yen)

Total amount of current account overdrafts	5,450,000
Draw-downs	190,000
Net	5,260,000

*6 ---

(Notes to Related Profit and Loss Statement)

Previous business year (April 1, 2006 to March 31, 2007)	Current business year (April 1, 2007 to March 31, 2008)
*1 As it is difficult to classify the segment of products and goods in Sales, they are appropriated en bloc.	*1 Same as on the left.
*2 Breakdown of transfer to other accounts is as follows. (in thousands of yen) Transfer to loss on retirement of inventories Δ386,087 Transfer of own products to manufacturing cost and others Δ40,854	*2 Breakdown of transfer to other accounts is as follows. (in thousands of yen) Transfer to loss on retirement of inventories Δ164,683 Transfer of own products to manufacturing cost and others Δ24,597
*3 ---	*3 Closing inventory is the amount after devaluation of the book value in connection with decline in profitability and the following valuation loss on inventories is included in the cost of goods sold. ¥65,839,000
*4 Transactions with affiliates Major items and amount (in thousands of yen) Dividends received from affiliates 672,227 Rent from affiliates 293,349	*4 Transactions with affiliates Major items and amount (in thousands of yen) Dividends received from affiliates 409,637 Rent from affiliates 309,845
*5 Research and development expenses included in General and administration expenses and current manufacturing expenses ¥2,811,727,000	*5 Research and development expenses included in General and administration expenses and current manufacturing expenses ¥2,636,133,000
*6 Breakdown of profit from sale of fixed assets is as follows. Machinery and equipment ¥17,598,000	*6 Breakdown of profit from sale of fixed assets is as follows. Machinery and equipment ¥3,247,000
*7 Breakdown of loss on sale of fixed assets is as follows. (in thousands of yen) Machinery and equipment 1,372 Vehicles and delivery equipment 51 Total 1,424	*7 Breakdown of loss on sale of fixed assets is as follows. Machinery and equipment ¥69,532,000
*8 Loss on retirement of fixed assets are as follows: (in thousands of yen) Machinery and equipment 78,163 Building 25,494 Tools and fixtures 3,125 Other 4,340 Total 111,124	*8 Loss on retirement of fixed assets are as follows: (in thousands of yen) Machinery and equipment 382,436 Expense for disposal 53,074 Building 34,639 Other 18,357 Total 488,506

Previous business year (April 1, 2006 to March 31, 2007)	Current business year (April 1, 2007 to March 31, 2008)
*9 ---	*9 Loss on impairment The Company appropriated the following loss on impairment in the current business year. Place: Joetsu-shi, Niigata Prefecture / Usage: Manufacturing facilities / Type: Machinery, equipment and fixtures The Company carries out grouping based on segment by business category and out of which, assets and assets for lease and dormant assets on which decision was made to withdraw from business are grouped by each asset. In the current business year, out of the assets provided for business, for those the recoverable value of which is below the book value due to the decision to withdraw from business, the book value is reduced to the recoverable value and the reduced amount is recorded in extraordinary losses as loss on impairment (¥77,820 thousand). The breakdown is machinery and equipment. In this regard, the recoverable value of the assets is measured by use value.

(Notes to Related Statement of Shareholders' Equity Fluctuation)

Previous business year (From April 1, 2006 to March 31, 2007)

Matters concerning Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous business year (shares)	Number of shares increased in the current business year (shares)	Number of shares decreased in the current business year (shares)	Number of shares at the end of the current business year (shares)
Common stock (Note)	1,053,997	502,192	---	1,556,189
Total	1,053,997	502,192	---	1,556,189

Note: *Increase in number of the common stock of treasury stock of 502,192 shares consists of the increase of 2,192 shares by the purchase of odd stock and the increase of 500,000 shares by the purchase based on the resolution of the board of directors.*

Current business year (From April 1, 2007 to March 31, 2008)

Matters concerning Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous business year (shares)	Number of shares increased in the current business year (shares)	Number of shares decreased in the current business year (shares)	Number of shares at the end of the current business year (shares)
Common stock (Note)	1,556,189	1,316	---	1,557,505
Total	1,556,189	1,316	---	1,557,505

Note: *Increase in number of the common stock of treasury stock of 1,316 shares is due to the purchase of odd stock.*

(Notes to Related Securities)

Shares of subsidiaries and affiliates that have market value (in thousands of yen)

	Previous business year (as of March 31, 2007)			Current business year (as of March 31, 2008)		
	Value shown on Balance Sheet	Market value	Balance	Value shown on Balance Sheet	Market value	Balance
Shares of affiliates	3,130,728	18,629,864	15,499,136	3,202,163	8,516,484	5,314,321

(Notes to Related Tax Effect Accounting)

Previous consolidated business year (as of March 31, 2007)		Current consolidated business year (as of March 31, 2008)	
1. Breakdown by Cause of Occurrence of Deferred Tax Assets and Deferred Tax Liabilities		1. Breakdown by Cause of Occurrence of Deferred Tax Assets and Deferred Tax Liabilities	
	(in thousands of yen)		(in thousands of yen)
Deferred Tax Assets (current)		Deferred Tax Assets (current)	
Denial amount of retirement loss on inventories	227,007	Denial amount of reserve for bonuses	159,976
Denial amount of reserve for bonuses	128,301	Denial amount of retirement loss on inventories	42,313
Other	71,073	Other	96,742
Total	426,382	Total	299,032
Deferred Tax Liabilities (current)		Deferred Tax Liabilities (current)	
Prepaid pension cost	Δ177,709	Prepaid pension cost	Δ174,099
Other	Δ4,972	Reserve for advanced depreciation of fixed assets	Δ3,887
Total	Δ182,681	Total	Δ177,986
Net amount of deferred tax assets (current)	243,700	Net amount of deferred tax assets (current)	121,045
Deferred Tax Assets (fixed)		Deferred Tax Assets (fixed)	
Denial amount of valuation loss on investment securities	105,459	Denial amount of retirement loss on fixed assets	229,874
Transfer to allowance for doubtful accounts exceeding allowable amount	102,674	Denial amount of valuation loss on investment securities	190,617
Denial amount of retirement loss on fixed assets	75,164	Transfer to allowance for doubtful accounts exceeding allowable amount	98,205
Other	38,040	Other	146,920
Total	321,338	Total	665,617
Deferred Tax Liabilities (fixed)		Deferred Tax Liabilities (fixed)	
Other revaluation balance of securities	Δ623,224	Other revaluation balance of securities	Δ304,354
Reserve for advanced depreciation of fixed assets	Δ30,338	Reserve for advanced depreciation of fixed assets	Δ26,219
Total	Δ653,563	Total	Δ330,574
Net amount of deferred tax liabilities (fixed)	Δ332,224	Net amount of deferred tax assets (fixed)	335,043
2. Breakdown of Major Items that were the causes of the difference, where there was a significant difference between statutory effective tax rate and the burden rate of corporate tax, etc., after applying tax effect accounting.		2. Breakdown of Major Items that were the causes of the difference, where there was a significant difference between statutory effective tax rate and the burden rate of corporate tax, etc., after applying tax effect accounting.	
Statutory effective tax rate	40.44%	Statutory effective tax rate	40.44%
(Adjustment)		(Adjustment)	
Items permanently not includable in profits, such as dividends received	Δ7.13%	Items permanently not includable in profits, such as dividends received	Δ19.70%
Deduction of tax amount on experiment and research expenses	Δ4.44%	Deduction of tax amount on experiment and research expenses	Δ7.40%
Other	0.21%	Other	1.97%
Burden rate of corporate tax, etc., after applying tax effect accounting	29.08%	Burden rate of corporate tax, etc., after applying tax effect accounting	15.31%

(Per Share Information)

Previous business year (April 1, 2006 to March 31, 2007)		Current business year (April 1, 2007 to March 31, 2008)	
Net asset per share	¥945.02	Net asset per share	¥921.69
Net profit per share	¥49.86	Net profit per share	¥16.17
Fully diluted net profit per share	¥49.80	Fully diluted net profit per share	¥16.15

Note: Net profit per share and fully diluted net profit per share are calculated on the basis of the following:

	Previous business year (April 1, 2006 to March 31, 2007)	Current business year (April 1, 2007 to March 31, 2008)
Net profit per share		
Net Profit (in thousands of yen)	1,756,781	565,807
Amounts that are not attributable to common stock holders (in thousands of yen)	---	---
Net profit for common stocks (in thousands of yen)	1,756,781	565,807
Average number of shares during the year	35,232,991	34,991,830
Fully diluted net profit per share		
Adjusted amount of net profit (in thousands of yen)	---	---
Increase in number of common stocks	41,361	37,739
(Of those, number of new share subscription rights)	(41,361)	(37,739)
The outline of potential shares not included in the calculation of fully diluted net profit per share due to the absence of dilutive effects	Five types of new share subscription rights issued under the former Commercial Code and Corporation Law (849,200 shares).	Five types of new share subscription rights issued under the former Commercial Code and Corporation Law (853,100 shares).

Other

(1) Reshuffling of Officers

We will disclose it in "Addition to Materials for Publication of Closing (Reshuffling of Officers).
In this regard, we expect the date of additional disclosure will be May 23, 2008.

To Whom It May Concern

June 27, 2008

Name of Listed Company: Arisawa Mfg. Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address of Head Office: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Director, Senior Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of Resolution on Issuing Stock Option (New Share Subscription Rights) to Employees, etc.

Based on the resolution adopted at the 60th general meeting of shareholders held on June 27, 2008, a resolution on issuing new share subscription rights as stock options was adopted under the provisions of Articles 236, 238 and 239 of the Corporation Law at the Board of Directors meeting held on the same day. We hereby notify you as follows.

1. Reasons for issuing new share subscription rights as stock options

   The purpose is to improve motivation and morale for improving the performance of the Company Group as well as to secure competent human resources, new share subscription rights as stock options shall be issued without consideration to employees, etc., of the Company.

2. Outline of issuing new share subscription rights

   (1) Persons who will be allocated new share subscription rights and the number of persons and the number of new share subscription rights to be allocated

   2,207 new share subscription rights shall be granted to 222 employees of the Company and to six directors and employees of wholly owned subsidiaries, who were approved by the Board of Directors.

   (2) Type and number of shares subject to new share subscription rights

   Common shares: 100 shares

   (3) Total number of new share subscription rights

   2,267 units

   (4) Paid in amount of new share subscription rights and calculation method

   It shall be without consideration and payment shall not be required.

   (5) Value of assets to be contributed in exercising new share subscription rights and calculation method

   Amount to be paid in at the exercise of new share subscription rights shall be the amount obtained by multiplying the paid in amount per share determined at the date of allocation by the number of shares to be subject per one new share subscription right. Paid in amount per share shall be the amount obtained by multiplying the simple average of the final price of common stocks of the Company on the Tokyo Stock Exchange on the date of allocation and the final price for the latest six days (if there is no final price on the allocation day, the final price for the latest 7 days where final price exists prior to that date), where final price exists prior to that date by 1.05. The amount below ¥1 shall be rounded up. Provided that if the amount is below the final price on the date of allocation (if there is no final price on the allocation day, then the final price on the latest day), the price shall be the final price on the date of allocation (if there is no final price on the allocation day, then the final price on the latest day).

In this connection, if the Company makes a stock split or reverse split after issuance of new share subscription rights, the paid in amount shall be adjusted in accordance with the following formula and the amount below ¥1 shall be rounded up.

$$\text{Paid in amount after adjustment} = \text{paid in amount before adjustment} \times \frac{1}{\text{Ratio of split and reverse split}}$$

In the event that issuance of new shares is made at the price lower than market price (excluding the issuance of new shares by exercise of the right of stock option) or that disposition of treasury stocks is made, the paid in amount shall be adjusted in accordance with the following formula and the amount below ¥1 arising from adjustment shall be rounded up.

$$\text{Paid in amount after adjustment} = \text{paid in amount before adjustment} \times \frac{\text{number of outstanding shares} + \dfrac{\text{number of new shares issued} \times \text{paid in amount per share}}{\text{market price per share}}}{\text{number of outstanding shares} + \text{number of new shares issued}}$$

In this connection, if treasury stocks are disposed, "number of new shares issued" shall read as "number of treasury stocks to be disposed."

(6) Period for exercising new share subscription rights

From July 1, 2010 to June 30, 2013

(7) Terms and conditions for exercising new share subscription rights

1) Persons who are allocated the new share subscription rights must be in a position of officers or employees of the Company or the directors or employees of the subsidiaries of the Company at the time of exercising the rights.

2) Otherwise the terms of exercising the rights shall be determined by a resolution of the Board of Directors, which determines issuance of new share subscription rights.

(8) Capital and capital reserve to be increased by issuing shares through exercise of new share subscription rights

If the total amount of fair value unit price per share provided for in the accounting standards for stock option, etc., and the paid in amount per share determined under paragraph (5) is multiplied by 0.5, and any fraction less than ¥1 accrues, the amount rounded up with fractions shall be the amount to be incorporated into capital. The amount not incorporated into capital shall be the amount deducting the amount to be incorporated into capital from the total amount of the fair value unit price and the paid in amount per share.

(9) Matters concerning acquisition of new share subscription rights

In the event that a merger contract in which the Company is a defunct company has been approved, or that a proposal for approval of a stock swap agreement in which the Company becomes a wholly owned subsidiary or a proposal for a transfer of stocks has been approved at a general meeting of shareholders, except as the surviving company or the wholly owning parent succeeds the obligation to grant new share subscription rights, the Company may acquire the New Share Subscription Rights without consideration.

(10) Restrictions on transfer of new share subscription rights

Transfer of new share subscription rights shall require the approval of the Board of Directors.

(11) Date of allocation of new share subscription rights

August 1, 2008

In this regard, "(5) Value of assets to be contributed in exercising new share subscription rights and calculation method" and "(8) Capital and capital reserve to be increased by issuing shares through exercise of new share subscription rights," to be determined later, shall be reported as soon as they are determined as of August 1, 2008.

[References]

(1) Date of resolution of the Board of Directors for referring the matter to the annual general meeting of shareholders: May 23, 2008

(2) Date of resolution of the annual general meeting of shareholders: June 27, 2008

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